                                                                    EXHIBIT 99.1

        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional advisor.

IF YOU HAVE SOLD OR TRANSFERRED all your shares in GUANGSHEN RAILWAY COMPANY LIMITED, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

                           [LOGO][CHINESE CHARACTERS]
                       GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                     CONSTRUCTION OF THE FOURTH RAILWAY LINE
                            DISCLOSEABLE TRANSACTION
                         AND POSSIBLE MAJOR TRANSACTION

                                                                   July 17, 2006

                                    CONTENTS

DEFINITIONS ..........................................................      1

LETTER FROM THE BOARD

    Introduction .....................................................      3

    Construction Services Agreements and Surveying and
      Design Services Agreements .....................................      4

    Reasons for and Benefits of the Fourth Railway Line Agreements ...      9

    Other Fourth Railway Line Agreements .............................      9

    Financial and Trading Prospects ..................................     10

    Approval from Shareholders .......................................     10

    General ..........................................................     11

APPENDIX I -- FINANCIAL INFORMATION OF THE COMPANY ...................     12

APPENDIX II -- GENERAL ...............................................     70

                                   DEFINITIONS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Board"                        the board of Directors

"Company"                      Guangshen Railway Company Limited ([CHINESE
                               CHARACTERS]), a joint stock limited company
                               incorporated in the PRC, the H shares of which
                               are listed on the Stock Exchange (Stock Code 525)
                               and the American depository shares of which are
                               listed on The New York Stock Exchange, Inc.

"Construction Services         the eight agreements all dated May 15, 2006
  Agreements"                  entered into between the Company and the relevant
                               Contracting Parties for the provision of
                               construction services in connection with the
                               construction of the Fourth Railway Line

"Contracting Party(ies)"       the party/parties, other than the Company, to the
                               Construction Services Agreements and the
                               Surveying and Design Services Agreements, as the
                               case may be, which are all Independent Third
                               Parties

"Director(s)"                  the director(s) of the Company

"Fourth Railway Line"          the fourth railway line to be constructed by the
                               Company between Guangzhou and Shenzhen through
                               Xintang and Pinghu

"Fourth Railway Line           the 15 agreements all dated May 15, 2006 (details
  Agreements"                  of which are set out in the paragraphs headed
                               "Construction Services Agreements and Surveying
                               and Design Services Agreements" of this circular)
                               together with the other additional agreements to
                               be entered into between the Company and
                               Independent Third Parties in connection with the
                               construction of the Fourth Railway Line

"Group"                        the Company and its subsidiaries

"Guangshen Railway"            the railway operated by the Company in the Pearl
                               River Delta in Guangdong Province

"H Share(s)"                   the overseas listed foreign shares of the Company
                               with a nominal value of RMB1.00 each which are
                               subscribed for and traded in Hong Kong dollars on
                               the Stock Exchange

                                   DEFINITIONS

"HK$"                          Hong Kong dollars, the lawful currency of Hong
                               Kong

"Hong Kong"                    the Hong Kong Special Administrative Region of
                               the PRC

"Independent Third Party(ies)" Party(ies) who is/are independent of and not connected with the Company and its connected persons (as defined under the Listing Rules)

"Latest Practicable Date"      July 12, 2006, being the latest practicable date
                               prior to the printing of this circular for
                               ascertaining certain information contained herein

"Listing Rules"                the Rules Governing the Listing of Securities on
                               the Stock Exchange

"Parent Company"               Guangzhou Railway (Group) Company ([CHINESE
                               CHARACTERS]), a state-owned enterprise under the
                               administration of the Ministry of Railways, the
                               controlling shareholder of the Company

"PRC" or "China"               the People's Republic of China

"RMB"                          Renminbi, the lawful currency of the PRC

"SFO" Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Shareholder(s)"               shareholder(s) of the Company

"Stock Exchange"               The Stock Exchange of Hong Kong Limited

"Supervisor(s)"                the supervisor(s) of the Company

"Surveying and Design          the seven agreements all dated May 15, 2006
  Services Agreements"         entered into between the Company and the relevant
                               Contracting Parties for the provision of
                               surveying and design services in connection with
                               the construction of the Fourth Railway Line

"%"                            per cent.

Unless otherwise specified, the RMB amounts shown in this circular have been translated into HK$ at an exchange rate of HK$100 = RMB104 for indication purposes only.

                              LETTER FROM THE BOARD

                           [LOGO] [CHINESE CHARACTERS]
                       GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

Executive Directors:                         Registered office:
Mr. Wu Junguang                              No. 1052 Heping Road
Mr. Yang Yiping                              Shenzhen, Guangdong Province
Mr. Yang Jinzhong                            The People's Republic of China
                                             Postal Code: 518010
Non-executive Directors:
Mr. Cao Jianguo
Mr. Wu Houhui
Mr. Wen Weiming

Independent Non-executive Directors:
Mr. Chang Loong Cheong
Ms. Deborah Kong
Mr. Wilton Chau Chi Wai

Company Secretary:
Mr. Guo Xiangdong

                                             July 17, 2006

To the Shareholders

Dear Sir or Madam,

                     CONSTRUCTION OF THE FOURTH RAILWAY LINE
                            DISCLOSEABLE TRANSACTION
                         AND POSSIBLE MAJOR TRANSACTION

INTRODUCTION

The Company refers to the Company's announcements dated December 15, 2005 and May 15, 2006 regarding the proposed construction of the Fourth Railway Line.

In connection with the construction of the Fourth Railway Line, the Company has entered and will enter into a number of Fourth Railway Line Agreements which include, among others, agreements for the provision of various railway construction services.

                              LETTER FROM THE BOARD

On May 15, 2006, the Company entered into 15 agreements comprising eight Construction Services Agreements and seven Surveying and Design Services Agreements with Independent Third Parties involving an estimated total cash consideration of approximately RMB2,678,000,000 (equivalent to approximately HK$2,575,000,000). As the applicable percentage ratios (as defined in the Listing Rules) are more than 5% but less than 25%, the transaction constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

In addition to the 15 agreements entered into on May 15, 2006, it is anticipated that the Company will enter into other additional agreements with Independent Third Parties regarding the construction of the Fourth Railway Line which include, among others, construction services agreements, surveying and design services agreements, construction works supervision agreements, technical services agreements and environmental assessment services agreements. Based on the aggregate construction costs of approximately RMB4,800,000,000 (equivalent to approximately HK$4,615,000,000), the proposed construction of the Fourth Railway Line may constitute a major transaction of the Company as the applicable percentage ratios (as defined in the Listing Rules) may be more than 25% but less than 50%.

A written approval has been obtained from the Parent Company for the Fourth Railway Line Agreements.

CONSTRUCTION SERVICES AGREEMENTS AND SURVEYING AND DESIGN SERVICES AGREEMENTS

On May 15, 2006, the Company entered into eight Construction Services Agreements with the relevant Contracting Parties, who are all Independent Third Parties, and seven Surveying and Design Services Agreements with the relevant Contracting Parties, who are all Independent Third Parties, the key terms of which are set out below.

KEY TERMS OF THE EIGHT CONSTRUCTION SERVICES AGREEMENTS

Key terms of the eight Construction Services Agreements are generally identical, other than the scope of service of one of the Construction Services Agreements.

Scope of service:              (I)   The scope of service of seven of the
                                     Construction Services Agreements is set out below:

                                     The Company shall engage the Contracting
                                     Party as a contractor to provide
                                     construction services for a specified
                                     segment of the Fourth Railway Line. The
                                     Contracting Party shall provide, among
                                     others, the following construction
                                     services:

                                     (a)   demolition and relocation;

                              LETTER FROM THE BOARD

                                     (b)   construction works, including
                                           construction of roadbeds, bridges and
                                           culverts, railway tracks, power
                                           network and buildings;

                                     (c)   installation works, including
                                           installation of power network and
                                           other operational equipment; and

                                     (d)   provision of construction tools and
                                           equipment.

                               (II) The scope of service of the Construction Services Agreement made between the Company on one part and [CHINESE CHARACTERS] (China Railway 11th Bureau Group Electric Engineering Corporation Limited) and ([CHINESE CHARACTERS]) (China Railway 25th Bureau Group Electric Engineering Corporation Limited) on the other part for the Guangzhou-Pinghu Segment TXD-7, is set out below:

                                     (a)   demolition and relocation;

                                     (b)   construction works, including
                                           construction of communications and
                                           signaling systems, power network and
                                           buildings; and

                                     (c)   installation works, including
                                           installation of communications and
                                           signaling systems and power network.

Payment terms:                 (1)   Monthly pre-payment: 30% of the
                                     budget for each quarter will be paid
                                     to the Contracting Party each month;

                               (2)   Quarterly and yearly assessment and
                                     payment: the balance of any
                                     outstanding payment is settled on a
                                     quarterly and yearly basis, based on
                                     assessment reports submitted by the
                                     Contracting Party and approved by the
                                     Company;

                               (3)   Final assessment and payment: 95% of
                                     the total contracted sum is settled
                                     based on the final assessment report
                                     submitted by the Contracting Party
                                     and approved by the Company; and

                               (4)   A 5% of the total of each periodic
                                     payment is retained and shall be paid
                                     in accordance with the terms set out
                                     in the Construction Services
                                     Agreement, including the satisfaction
                                     of the relevant quality standards and
                                     completion of procedures for the
                                     transfer of the relevant fixed
                                     assets.

                              LETTER FROM THE BOARD

CONTRACTING PARTIES TO THE CONSTRUCTION SERVICES AGREEMENTS

                                                                         PRINCIPAL ACTIVITIES
       CONSTRUCTION SERVICES                                              CARRIED OUT BY THE
           AGREEMENTS                CONTRACTING PARTY/PARTIES         CONTRACTING PARTY/PARTIES
      ----------------------        ---------------------------       ----------------------------
1.    Xintang-Pinghu Segment        [CHINESE CHARACTERS]              Major railway construction
       ZH-4 Construction             (China Railway 3rd Bureau         projects
       Services Agreement            Group Corporation Limited)

2.    Xintang-Pinghu Segment        [CHINESE CHARACTERS]              Construction of railway,
       ZH-6 Construction             (China Railway 13th Bureau        highways and infrastructure
       Services Agreement            Group Corporation Limited)        such as bridges and tunnels

3.    Guangzhou-Pinghu              [CHINESE CHARACTERS]              Major railway construction
       Segment TXD-7                 (China Railway 11th Bureau        projects
       Construction Services         Group Electric Engineering
       Agreement                     Corporation Limited); and

                                    [CHINESE CHARACTERS]              Electrical engineering works
                                     (China Railway 25th Bureau        for railway communications,
                                     Group Electric Engineering        signaling, power supply and
                                     Corporation Limited)              telecommunication

4.    Guangzhou-Pinghu              [CHINESE CHARACTERS]              Railway electrification
       Segment TXD-8                 (The Second Engineering           projects
       Construction Services         Corporation Ltd of China
       Agreement                     Railway Electrification
                                     Bureau Group)

5.    Guangzhou-Xintang             [CHINESE CHARACTERS]              Construction of railway,
       Segment ZH-3                  (China Railway 13th Bureau        highways and infrastructure
       Construction Services         Group Corporation Limited)        such as bridges and tunnels
       Agreement

6.    Guangzhou-Xintang             [CHINESE CHARACTERS]              Electrical engineering works
       Segment ZH-1                  (China Railway 25th Bureau        for railway communications,
       Construction Services         Group Corporation Limited)        signaling, power supply and
       Agreement                                                       telecommunication

                              LETTER FROM THE BOARD

                                                                        PRINCIPAL ACTIVITIES
      CONSTRUCTION SERVICES                                              CARRIED OUT BY THE
           AGREEMENTS               CONTRACTING PARTY/PARTIES         CONTRACTING PARTY/PARTIES
     ----------------------        ---------------------------       ----------------------------
7.   Guangzhou-Xintang             [CHINESE CHARACTERS]              Major railway construction
      Segment ZH-2                  (China Railway 18th Bureau        projects
      Construction Services         Group Corporation Limited)
      Agreement

8.   Xintang-Pinghu                [CHINESE CHARACTERS]              Electrical engineering works
      Segment ZH-5                  (China Railway 25th Bureau        for railway communications,
      Construction Services         Group Corporation Limited)        signaling, power supply and
      Agreement                                                       telecommunication

KEY TERMS OF THE SEVEN SURVEYING AND DESIGN SERVICES AGREEMENTS

Key terms of the seven Surveying and Design Services Agreements are generally identical.

Scope of service:       The Company shall engage the Contracting Party as a
                        contractor for the provision of surveying and design services in connection with the construction of a specified segment of the Fourth Railway Line. The
                        Contracting Party shall provide, among others, the following services:

                        (a)   conducting feasibility studies;

                        (b) surveying, including preliminary surveying, final surveying and supplemental surveying; and

                        (c)   design of construction works plans.

Payment terms:          A 20% of the contracted sum to be paid within seven days
                        of the agreement becoming effective; a further 20% of the contracted sum to be paid within seven days of the approval of the preliminary design documents; a further
                        50% of the contracted sum within seven days of the submission of the construction works plans and documents; the remaining 10% to be settled within seven days from the completion of the construction works.

                              LETTER FROM THE BOARD

CONTRACTING PARTIES TO SURVEYING AND DESIGN SERVICES AGREEMENTS

                                                                          PRINCIPAL ACTIVITIES
       SURVEYING AND DESIGN                                                CARRIED OUT BY THE
NO.     SERVICES AGREEMENTS          CONTRACTING PARTY/PARTIES          CONTRACTING PARTY/PARTIES
---   ----------------------        ----------------------------      -----------------------------
1.    Xintang-Pinghu of the         [CHINESE CHARACTERS]              Consultancy, surveying,
       Fourth Railway Line           (The Fourth Survey & Design       design, supervision for
                                     Institute of China Railway)       construction projects, and
                                                                       surveying, design, research
                                                                       and consultancy for
                                                                       environmental impact and
                                                                       geological hazards
                                                                       assessment

2.    Guangzhou-Xintang             [CHINESE CHARACTERS]              Consultancy, surveying,
       Rural Passenger Line          (The Fourth Survey & Design       design, supervision for
       (K0+796~K2+080,               Institute of China Railway)       construction projects, and
       K32+600~K43+900)                                                surveying, design, research
                                                                       and consultancy for
                                                                       environmental impact and
                                                                       geological hazards
                                                                       assessment

3.    Guangzhou-Xintang             [CHINESE CHARACTERS]              Surveying, design, technical
       Rural Passenger Line          (Guangzhou Institute of the       consultancy, project
       (K2+080~K32+600)              Fourth Survey & Design            supervision and provision of
                                     Institute of China Railway)       contractor services for
                                                                       construction of railway,
                                                                       highways, bridges, tunnels,
                                                                       fire prevention,
                                                                       communications and signals

4.    Guangzhou-Xintang             [CHINESE CHARACTERS]              Surveying, design and
       Rural Passenger Line          (China Railway Electrification    consultancy for
       Electrification Works         Survey Design & Research          electrification projects of
                                     Institute)                        national railway, subway,
                                                                       intra-town railway

5.    Xintang-Pinghu of the         [CHINESE CHARACTERS]              Surveying, design and
       Fourth Railway Line           (China Railway Electrification    consultancy for
       Electrification Works         Survey Design & Research          electrification projects of
                                     Institute)                        national railway, subway,
                                                                       intra-town railway

                                      LETTER FROM THE BOARD

                                                                        PRINCIPAL ACTIVITIES
      SURVEYING AND DESIGN                                               CARRIED OUT BY THE
NO.    SERVICES AGREEMENTS           CONTRACTING PARTY/PARTIES        CONTRACTING PARTY/PARTIES
---   ---------------------         ---------------------------       -------------------------
6.    Guangzhou-Xintang             [CHINESE CHARACTERS]              Specialised research,
       Rural Passenger Line          (China National Railway           surveying and design for
       Communications and            Signal & Communication            railway communications
       Signals Works                 Corporation)                      and signaling systems

7.    Xintang-Pinghu Rural          [CHINESE CHARACTERS]              Specialised research,
       Fourth Railway Line           (China National Railway           surveying and design for
       Communications and            Signal & Communication            railway communications
       Signals Works                 Corporation)                      and signaling systems

REASONS FOR AND BENEFITS OF THE FOURTH RAILWAY LINE AGREEMENTS

The Company is principally engaged in railway passenger and freight transportation business between Guangzhou and Shenzhen and certain long-distance passenger transportation services.

The construction of the Fourth Railway Line forms part of the Company's plans to increase the transportation capacity of the Guangshen Railway. The Fourth Railway Line, to be constructed in stages, will run from Guangzhou to Shenzhen through Xintang and Pinghu. The Fourth Railway Line, which will be of 146.7 km long, is strategically located to link up major networks in China, including the Beijing-Guangzhou line, the Pinghu-Nantou line and the Pinghu-Yantian line, as well as the Kowloon-Canton Railway in Hong Kong. Through entering into the Fourth Railway Line Agreements which provide railway construction services, the Company can engage specialized Independent Third Parties in the construction of the Fourth Railway Line, thereby achieving quality as well as efficiency and flexibility.

OTHER FOURTH RAILWAY LINE AGREEMENTS

In addition to the 15 agreements entered into on May 15, 2006 (details of which are set out in the paragraphs headed "Construction Services Agreements and Surveying and Design Services Agreements" above), it is anticipated that the Company will enter into other additional agreements with Independent Third Parties regarding the construction of the Fourth Railway Line which include, among others, construction services agreements, surveying and design services agreements, construction works supervision agreements, technical services agreements and environmental assessment services agreements. A further announcement will be made after the execution of all such additional Fourth Railway Line Agreements.

                              LETTER FROM THE BOARD

Based on the aggregate estimated costs comprising, inter alia, construction costs, land costs and relocation compensation of approximately RMB4,800,000,000 (equivalent to approximately HK$4,615,000,000), the proposed construction of the Fourth Railway Line may constitute a major transaction of the Company as the applicable percentage ratios (as defined in the Listing Rules) may be more than 25% but less than 50%. It is anticipated that the total costs for the construction of the Fourth Railway Line will not exceed RMB4,800,000,000 (equivalent to approximately HK$4,615,000,000).

FINANCIAL AND TRADING PROSPECTS

As disclosed in the annual report of the Company for the year ended December 31, 2005, the total revenues of the Company were RMB3,276.9 million, representing an increase of 7.9% from RMB3,038.1 million in 2004. Among which, revenues from passenger transportation service, freight transportation service and other businesses were RMB2,511.2 million, RMB588.3 million and RMB177.4 million respectively, accounting for 76.6%, 18.0% and 5.4% of the total revenues of the Company, respectively. In 2005, profit attributable to equity holders of the Company was RMB613.4 million, representing an increase of 8.1% from RMB567.5 million in 2004.

In 2005, with the continuous and rapid growth in China's economy, the accelerating integration of the Pan Pearl River Delta Economic Circle and the vigorous expansion of the Closer Economic Partnership Arrangement between Hong Kong, Macau and mainland China, the thriving economic development in Guangdong and Hong Kong has created a strong demand for transportation services. The Company aggressively captured market opportunities, adjusted the transportation organization and strengthened marketing efforts, and endeavored to increase transportation efficiency and capacity, resulting in a stable growth in the operating results.

Upon completion of the construction of the Fourth Railway Line, the Guangshen Railway will become the first four-line railway in China that allows high-speed passenger trains and regular speed passenger and freight trains to run on separate lines, thus substantially improving the transportation capacity of high-speed passenger trains, domestic long-distance trains and freight trains.

APPROVAL FROM SHAREHOLDERS

A written approval has been obtained from the Parent Company for the Fourth Railway Line Agreements, who as at the date of this circular holds 2,904,250,000 ordinary shares, representing approximately 66.99% in nominal value of the securities giving the right to attend and vote at the general meeting to approve the Fourth Railway Line Agreements. As no Shareholder has any material interest in the transaction, no Shareholder is required to abstain from voting.

                              LETTER FROM THE BOARD

GENERAL

The Directors consider that the terms of the Construction Services Agreements and the Surveying and Design Services Agreements, which had been determined by tender processes in accordance with applicable rules and regulations of the PRC, are fair and reasonable, and the proposed construction of the Fourth Railway Line are in the best interest of the Company and the Shareholders as a whole.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Contracting Parties and their ultimate beneficial owners are Independent Third Parties. It is currently intended that approximately 30% of the consideration for the Fourth Railway Line Agreements will be funded by internal resources and approximately 70% will be funded by external means of financing. According to such funding ratio, the Group's liabilities will be increased by approximately RMB3,360,000,000 (equivalent to approximately HK$3,231,000,000).

                                                     Yours faithfully,
                                                 On behalf of the Board of
                                             GUANGSHEN RAILWAY COMPANY LIMITED
                                                       WU JUNGUANG
                                                        Chairman

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

1. BALANCE SHEETS AND PROFIT AND LOSS STATEMENT OF THE GROUP FOR THE THREE YEARS ENDED DECEMBER 31, 2005

      CONSOLIDATED BALANCE SHEETS
      As at December 31, 2003, 2004 and 2005
      (Amounts in thousands)

                                        2005          2004          2003
                                         RMB           RMB           RMB
                                     ----------    ----------    ----------
                                                   (Restated)*   (Restated)*
ASSETS
NON-CURRENT ASSETS
  Fixed assets                        7,391,507     6,973,279     6,952,878
  Construction-in-progress            1,449,358       345,313       390,393
  Prepayment for fixed assets           482,940            --            --
  Leasehold land payments               620,798       636,379       652,083
  Interests in associates               108,000       128,346       140,494
  Available-for-sale investments         46,108       167,962       167,962
  Deferred tax assets                    35,990        18,406         6,154
  Deferred staff costs                  135,821       150,911       166,003
                                     ----------    ----------    ----------

                                     10,270,522     8,420,596     8,475,967
                                     ----------    ----------    ----------

CURRENT ASSETS
  Materials and supplies, at cost        64,953        60,602        38,692
  Trade receivables, net                106,393       106,652        80,614
  Due from parent company                15,636            --            --
  Due from related parties               64,670        56,064       199,912
  Prepayments and other
     receivables, net                   170,607       216,573       248,960
  Restricted cash                       173,413       124,626       113,940
  Short-term deposits                   766,131     1,379,309       627,440
  Cash and cash equivalents           1,112,128     1,044,629     1,288,419
                                     ----------    ----------    ----------

                                      2,473,931     2,988,455     2,597,986
                                     ----------    ----------    ----------

TOTAL ASSETS                         12,744,453    11,409,051    11,073,953
                                     ==========    ==========    ==========

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                                        2005          2004          2003
                                         RMB          RMB            RMB
                                     ----------    ----------    ----------
                                                   (Restated)*   (Restated)*
EQUITY
  Share capital                       4,335,550     4,335,550     4,335,550
  Reserves                            6,348,509     6,085,024     5,986,808
                                     ----------    ----------    ----------

                                     10,684,059    10,420,574    10,322,358
                                     ----------    ----------    ----------

MINORITY INTERESTS                       48,757        51,612        52,358
                                     ----------    ----------    ----------

TOTAL EQUITY                         10,732,816    10,472,186    10,374,716
                                     ----------    ----------    ----------

LIABILITIES
NON-CURRENT LIABILITIES
  Deferred tax liability                  4,830            --            --
                                     ----------    ----------    ----------

CURRENT LIABILITIES
  Trade payables                        118,707        37,136        34,625
  Payables for
     construction-in-progress            99,462       164,591       148,258
  Due to parent company                      --        24,617        37,230
  Due to related parties              1,174,101       194,699       120,605
  Dividends payable                         462           456           232
  Taxes payable                         102,155        75,878        49,494
  Accruals and other payables           511,920       439,488       308,793
                                     ----------    ----------    ----------

                                      2,006,807       936,865       699,237
                                     ----------    ----------    ----------

TOTAL LIABILITIES                     2,011,637       936,865       699,237
                                     ----------    ----------    ----------

TOTAL EQUITY AND LIABILITIES         12,744,453    11,409,051    11,073,953
                                     ==========    ==========    ==========

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      CONSOLIDATED INCOME STATEMENTS
      For the three years ended December 31, 2005
      (Amounts in thousands, except per share data)

                                        2005          2004          2003
                                         RMB           RMB           RMB
                                     ----------    ----------    ----------
                                                   (Restated)*   (Restated)*
Revenues from railroad businesses
  Passenger                           2,511,156     2,259,671     1,790,204
  Freight                               588,310       611,807       526,382
                                     ----------    ----------    ----------

                                      3,099,466     2,871,478     2,316,586
Revenues from other businesses          177,462       166,671       151,596
                                     ----------    ----------    ----------

Total revenues                        3,276,928     3,038,149     2,468,182
                                     ----------    ----------    ----------

Operating expenses
  Railroad businesses
     Business tax                       (86,565)      (83,732)      (47,569)
     Labour and benefits               (518,614)     (492,581)     (347,649)
     Equipment leases and services     (507,627)     (452,204)     (437,739)
     Materials and supplies            (283,902)     (245,534)     (216,993)
     Repair costs, excluding
        materials and supplies         (262,973)     (216,294)      (89,640)
     Depreciation                      (325,582)     (334,501)     (290,014)
     Amortisation of leasehold
        land payments                   (15,416)      (15,704)      (15,602)
     Fees for social services           (78,227)      (84,643)      (62,579)
     General and administrative
        expenses                       (188,360)     (190,290)     (134,688)
     Others                            (108,515)     (126,338)     (113,382)
                                     ----------    ----------    ----------

                                     (2,375,781)   (2,241,821)   (1,755,855)
                                     ----------    ----------    ----------

  Other businesses
     Business tax                       (10,493)       (7,840)       (7,226)
     Materials and supplies            (103,249)      (95,637)     (112,677)
     General and administrative
        expenses                        (76,605)      (62,678)      (29,711)
                                     ----------    ----------    ----------

                                       (190,347)     (166,155)     (149,614)
                                     ----------    ----------    ----------

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                                        2005          2004          2003
                                         RMB           RMB           RMB
                                     ----------    ----------    ----------
                                                   (Restated)*   (Restated)*
Total operating expenses             (2,566,128)   (2,407,976)   (1,905,469)
Other income, net                        48,505        48,193        47,341
                                     ----------    ----------    ----------

PROFIT FROM OPERATIONS                  759,305       678,366       610,054
Finance costs                           (22,738)       (1,136)       (2,468)
Share of results of associates
  after tax                             (19,949)      (12,119)       (2,508)
                                     ----------    ----------    ----------

PROFIT BEFORE INCOME TAX                716,618       665,111       605,078
Income tax expense                     (104,248)      (98,373)      (93,348)
                                     ----------    ----------    ----------

PROFIT FOR THE YEAR                     612,370       566,738       511,730
                                     ==========    ==========    ==========

ATTRIBUTABLE TO:
Equity holders of the Company           613,368       567,484       511,762
Minority interests                         (998)         (746)          (32)
                                     ----------    ----------    ----------

                                        612,370       566,738       511,730
                                     ==========    ==========    ==========

DIVIDENDS                               520,266       476,911       455,233

EARNINGS PER SHARE FOR PROFIT
  ATTRIBUTABLE TO THE EQUITY
  HOLDERS OF THE COMPANY
  DURING THE YEAR
     --  Basic                          RMB0.14       RMB0.13      RMB 0.12
                                     ==========    ==========    ==========

     --  Diluted                            N/A           N/A           N/A
                                     ==========    ==========    ==========

* In 2005, the Group adopted the new/revised/amended standards and interpretations of IFRS below, which are relevant to its operations. The 2003 and 2004 comparatives have been amended as required, in accordance with the relevant requirements. In addition, the Group also reclassified for 2003 and 2004 certain cash amounts to restricted cash. Please refer to the annual report of the Company as of December 31, 2005 for details.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

2.    AUDITED FINANCIAL STATEMENTS OF THE GROUP FOR THE YEAR ENDED DECEMBER 31,
      2005.

      The following audited financial statements of the Group for the year ended December 31, 2005 are extracted from the Company's 2005 annual report. Please note that page references contained therein are made in reference to the Company's 2005 annual report.

      CONSOLIDATED BALANCE SHEET
      As of December 31, 2005
      (All amounts in Renminbi thousands)

                                           Note         2005         2004
                                          ------     ----------   ----------
                                                                   (Note 35)
ASSETS
NON-CURRENT ASSETS
Fixed assets                                   6      7,391,507    6,973,279
Construction-in-progress                       7      1,449,358      345,313
Prepayment for fixed assets                   33(c)     482,940           --
Leasehold land payments                        8        620,798      636,379
Interests in associates                   10, 33(c)     108,000      128,346
Available-for-sale investments                11         46,108      167,962
Deferred tax assets                           12         35,990       18,406
Deferred staff costs                          13        135,821      150,911
                                                     ----------   ----------

                                                     10,270,522    8,420,596
                                                     ----------   ----------

CURRENT ASSETS
Materials and supplies, at cost               14         64,953       60,602
Trade receivables, net                        15        106,393      106,652
Due from parent company                       33(c)      15,636           --
Due from related parties                      33(c)      64,670       56,064
Prepayments and other receivables, net        16        170,607      216,573
Restricted cash                               17        173,413      124,626
Short-term deposits                           18        766,131    1,379,309
Cash and cash equivalents                     30(b)   1,112,128    1,044,629
                                                     ----------   ----------

                                                      2,473,931    2,988,455
                                                     ----------   ----------

TOTAL ASSETS                                         12,744,453   11,409,051
                                                     ==========   ==========


      The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                                           Note          2005        2004
                                          -----      ----------   ----------
                                                                  (Note 35)
EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO
    EQUITY HOLDERS OF THE COMPANY
Share capital                                19       4,335,550    4,335,550
Reserves                                     20       6,348,509    6,085,024
                                                     ----------   ----------

                                                     10,684,059   10,420,574
MINORITY INTEREST                                        48,757       51,612
                                                     ----------   ----------

TOTAL EQUITY                                         10,732,816   10,472,186
                                                     ----------   ----------

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability                       12           4,830           --
                                                     ----------   ----------

CURRENT LIABILITIES
Trade payables                               21         118,707       37,136
Payables for construction-in-progress                    99,462      164,591
Due to parent company                        33(c)           --       24,617
Due to related parties                       33(c)    1,174,101      194,699
Dividends payable                                           462          456
Taxes payable                                           102,155       75,878
Accruals and other payables                  22         511,920      439,488
                                                     ----------   ----------

                                                      2,006,807      936,865
                                                     ----------   ----------

TOTAL LIABILITIES                                     2,011,637      936,865
                                                     ==========   ==========

TOTAL EQUITY AND LIABILITIES                         12,744,453   11,409,051
                                                     ==========   ==========


      The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2005
(All amounts in Renminbi thousands, except for earnings per share data)

                                                    Note         2005         2004
                                                  --------    ----------   ----------
                                                                            (Note 35)
Revenues from railroad businesses
  Passengers                                                   2,511,156    2,259,671
  Freight                                                        588,310      611,807
                                                              ----------   ----------

                                                               3,099,466    2,871,478
Revenues from other businesses                                   177,462      166,671
                                                              ----------   ----------

Total revenues                                                 3,276,928    3,038,149
                                                              ----------   ----------

Operating expenses
  Railroad businesses
    Business tax                                                 (86,565)     (83,732)
    Labour and benefits                                         (518,614)    (492,581)
    Equipment leases and services                               (507,627)    (452,204)
    Materials and supplies                                      (283,902)    (245,534)
    Repair costs, excluding materials and supplies              (262,973)    (216,294)
    Depreciation of fixed assets                                (325,582)    (334,501)
    Amortisation of leasehold land payments                      (15,416)     (15,704)
    Fees for social services                                     (78,227)     (84,643)
    General and administrative expenses                         (188,360)    (190,290)
    Others                                                      (108,515)    (126,338)
                                                              ----------   ----------

                                                              (2,375,781)  (2,241,821)
                                                              ----------   ----------

  Other businesses
    Business tax                                                 (10,493)      (7,840)
    Materials and supplies                                      (103,249)     (95,637)
    General and administrative expenses                          (76,605)     (62,678)
                                                              ----------   ----------

                                                                (190,347)    (166,155)
                                                              ==========   ==========


      The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                                                                    Note      2005        2004
                                                                    ----   ----------   ----------
                                                                                         (Note 35)
Total operating expenses                                                   (2,566,128)  (2,407,976)
Other income, net                                                              48,505       48,193
                                                                           ==========   ==========

PROFIT FROM OPERATIONS                                               23       759,305      678,366
Finance costs                                                        25       (22,738)      (1,136)
Share of results of associates after tax                             10       (19,949)     (12,119)
                                                                           ----------   ----------

PROFIT BEFORE INCOME TAX                                                      716,618      665,111
Income tax expense                                                   26      (104,248)     (98,373)
                                                                           ----------   ----------

PROFIT FOR THE YEAR                                                           612,370      566,738
                                                                           ==========   ==========

ATTRIBUTABLE TO:
Equity holders of the Company                                                 613,368      567,484
Minority interests                                                               (998)        (746)
                                                                           ----------   ----------

                                                                              612,370      566,738
                                                                           ==========   ==========

DIVIDENDS                                                            29       520,266      476,911
                                                                           ==========   ==========

EARNINGS PER SHARE FOR PROFIT
     ATTRIBUTABLE TO THE EQUITY HOLDERS
     OF THE COMPANY DURING THE YEAR                                  28
      --  Basic                                                               RMB0.14      RMB0.13
                                                                           ==========   ==========

      --  Diluted                                                                 N/A          N/A
                                                                           ==========   ==========


      The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

BALANCE SHEET
As of December 31, 2005
(All amounts in Renminbi thousands)

                                         Note       2005         2004
                                        -----    ----------   ----------
                                                              (Note 35)
ASSETS
NON-CURRENT ASSETS
Fixed assets                               6      7,289,250    6,856,334
Construction-in-progress                   7      1,443,510      339,723
Prepayments for fixed assets              33(c)     464,808           --
Leasehold land payments                    8        602,556      617,558
Interests in subsidiaries                  9        176,846      186,078
Interests in associates                   10        105,177      139,926
Available-for-sale investments            11         46,108      167,962
Deferred tax assets                       12         35,990       18,406
Deferred staff costs                      13        135,821      150,911
                                                 ----------   ----------

                                                 10,300,066    8,476,898
                                                 ----------   ----------

CURRENT ASSETS
Materials and supplies, at cost           14         57,733       47,692
Trade receivables, net                    15          8,005       25,683
Due from parent company                   33(c)      17,431           --
Due from related parties                  33(c)      60,274       53,914
Prepayments and other receivables, net    16        150,945      179,333
Restricted cash                           17        173,413      124,626
Short-term deposits                       18        766,131    1,379,309
Cash and cash equivalents                         1,032,869      956,732
                                                 ----------   ----------

                                                  2,266,801    2,767,289
                                                 ----------   ----------

TOTAL ASSETS                                     12,566,867   11,244,187
                                                 ==========   ==========

The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                                            Note       2005         2004
                                            ----    ----------   ----------
                                                                  (Note 35)
EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO
   EQUITY HOLDERS OF THE COMPANY
Share capital                                19      4,335,550    4,335,550
Reserves                                     20      6,296,317    6,046,631
                                                    ----------   ----------

TOTAL EQUITY                                        10,631,867   10,382,181
                                                    ----------   ----------

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability                       12          4,830           --
                                                    ----------   ----------

CURRENT LIABILITIES
Trade payables                               21         66,438       29,721
Payables for construction of fixed assets               99,462      136,518
Due to parent company                        33(c)          --       25,818
Due to related parties                       33(c)   1,165,430      193,443
Dividends payable                                          462          456
Taxes payable                                           95,808       69,725
Accruals and other payables                  22        502,570      406,325
                                                    ----------   ----------

                                                     1,930,170      862,006
                                                    ----------   ----------

TOTAL LIABILITIES                                    1,935,000      862,006
                                                    ==========   ==========

TOTAL EQUITY AND LIABILITIES                        12,566,867   11,244,187
                                                    ==========   ==========

The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

STATEMENT OF CHANGES IN EQUITY
For the year ended December 31, 2005
(All amounts in Renminbi thousands)

                                             ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
                               ------------------------------------------------------------------------------
                                                                                            DIS-
                                                      SHARES    STATUTORY   STATUTORY    CRETIONARY
                                 SHARE      SHARE    ISSUANCE    SURPLUS      PUBLIC       SURPLUS   RETAINED  MINORITY    TOTAL
                         Note   CAPITAL    PREMIUM     COSTS     RESERVE   WELFARE FUND   RESERVE    EARNINGS  INTEREST    EQUITY
                         ----  ---------  ---------  ---------  ---------  ------------  ----------  --------  --------  ----------
                                                     (Note 19)
GROUP
Balance at January 1,
 2004                          4,335,550  3,984,135         --    545,574       481,394     341,659   634,046    52,358  10,374,716
Share issuance costs                  --         --    (14,035)        --            --          --        --        --     (14,035)
Profit for the year                   --         --         --         --            --          --   567,484      (746)    566,738
Appropriation from
 retained earnings        20          --         --         --     59,771        29,900          --   (89,671)       --          --
Dividends relating to
 2003                                 --         --         --         --            --          --  (455,233)       --    (455,233)
                               ---------  ---------  ---------  ---------  ------------  ----------  --------  --------  ----------

Balance at December 31,
 2004                          4,335,550  3,984,135    (14,035)   605,345       511,294     341,659   656,626    51,612  10,472,186
                               =========  =========  =========  =========  ============  ==========  ========  ========  ==========

Balance at January 1,
 2005                          4,335,550  3,984,135    (14,035)   605,345       511,294     341,659   656,626    51,612  10,472,186
Share issuance costs                  --         --    (12,972)        --            --          --        --        --     (12,972)
Profit for the year                   --         --         --         --            --          --   613,368      (998)    612,370
Adjustment related to
 carrying value of fixed
 assets at Restructuring
 (Note a)                  6          --    140,000         --         --            --          --        --        --     140,000
Appropriation from
 retained earnings        20          --         --         --     61,192        29,834          13   (91,039)   (1,857)     (1,857)
Transfers                             --         --         --     (3,995)       (6,592)      4,321     6,266        --          --
Dividends relating to
 2004                     29          --         --         --         --            --          --  (476,911)       --    (476,911)
                               ---------  ---------  ---------  ---------  ------------  ----------  --------  --------  ----------

Balance at December 31,
 2005                          4,335,550  4,124,135    (27,007)   662,542       534,536     345,993   708,310    48,757  10,732,816
                               =========  =========  =========  =========  ============  ==========  ========  ========  ==========

The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY


                                             ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
                              ----------------------------------------------------------------------------
                                                                                         DIS-
                                                   SHARES    STATUTORY   STATUTORY    CRETIONARY
                               SHARE     SHARE    ISSUANCE    SURPLUS      PUBLIC       SURPLUS   RETAINED  MINORITY   TOTAL
                        Note  CAPITAL   PREMIUM     COSTS     RESERVE   WELFARE FUND    RESERVE   EARNINGS  INTEREST   EQUITY
                        ----  --------- --------- ---------- ---------- ------------- ----------- --------- --------- ----------
                                                   (Note 19)
COMPANY
Balance at January 1,
 2004, restated               4,335,550 3,984,135         --    525,207       469,708     306,521   650,450        -- 10,271,571
                              ---------------------------------------------------------------------------------------------------
Originally reported          |4,335,550 3,984,135         --    525,207       469,708     306,521   656,893        -- 10,278,014 |
Adjustment for the           |                                                                                                   |
 adoption of IAS27      2(1) |       --        --         --         --            --          --    (6,443)       --     (6,443)|
                              ---------------------------------------------------------------------------------------------------
Share issuance costs                 --        --    (14,035)        --            --          --        --        --    (14,035)
Profit for the year,
 restated               27           --        --         --         --            --          --   579,878        --    579,878
                              ---------------------------------------------------------------------------------------------------
Originally reported          |       --        --         --         --            --          --   581,032        --    581,032 |
Adjustment for the           |                                                                                                   |
 adoption of IAS27      2(1) |       --        --         --         --            --          --    (1,154)       --     (1,154)|
                              ---------------------------------------------------------------------------------------------------
Appropriation from
 retained earnings      20           --        --         --     59,071        29,535          --   (88,606)       --         --
Dividends relating to
 2003                                --        --         --         --            --          --  (455,233)       --   (455,233)
                              --------- ---------  ---------  ---------  ------------  ----------  --------  -------- ----------

Balance at December 31,
 2004, restated               4,335,550 3,984,135    (14,035)   584,278       499,243     306,521   686,489        -- 10,382,181
                              ---------------------------------------------------------------------------------------------------
Originally reported          |4,335,550 3,984,135    (14,035)   584,278       499,243     306,521   694,086        -- 10,389,778 |
Adjustment for the           |                                                                                                   |
 adoption of IAS27      2(1) |       --        --         --         --            --          --    (7,597)       --     (7,597)|
                              ---------------------------------------------------------------------------------------------------

Balance at January 1,
 2005                         4,335,550 3,984,135    (14,035)   584,278       499,243     306,521   686,489        -- 10,382,181
Share issuance costs                 --        --    (12,972)        --            --          --        --        --    (12,972)
Adjustment related to
 fixed assets at
 Restructuring (Note a)  6           --   140,000         --         --            --          --        --        --    140,000
Profit for the year     27           --        --         --         --            --          --   599,569        --    599,569
Appropriation from
 retained earnings      20           --        --         --     61,060        30,530          --   (91,590)       --         --
Transfers                            --        --         --     (3,995)       (6,592)      4,321     6,266        --         --
Dividends relating to
 2004                   29           --        --         --         --            --          --  (476,911)       --   (476,911)
                              --------- ---------  ---------  ---------  ------------  ----------  --------  -------- ----------

Balance at December 31,
 2005                         4,335,550 4,124,135    (27,007)   641,343       523,181     310,842   723,823        -- 10,631,867
                              ========= =========  =========  =========  ============  ==========  ========  ======== ==========

Note a: During the year ended December 31, 2005, the Company recorded an adjustment, which should have been reflected in connection with the transfer of assets made by the Predecessor to the Company at Restructuring (see Note 1) to the carrying value of fixed assets and related reserve account (share premium). The amount was determined to be immaterial to previously reported financial statements.

The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2005
(All amounts in Renminbi thousands)

                                                       Note       2005           2004
                                                       ----    -----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations                         30(a)    1,471,525      1,321,850
Interest paid                                                        (654)        (1,030)
Income tax paid                                                   (90,724)       (84,241)
                                                               ----------     ----------

Net cash generated from operating activities                    1,380,147      1,236,579
                                                               ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of fixed assets and
 construction-in-progress; and prepayment for fixed
 assets, net of related payables                               (1,588,374)      (310,179)
Proceeds from sales of fixed assets                                38,235          4,041
Increase in interests in associates                    10          62,700             --
Decrease/(increase) in short-term
 deposits with maturities more
 than three months                                                613,178       (751,869)
Interest received                                                  53,346         57,368
                                                               ----------     ----------

Net cash used in investing activities                            (820,915)    (1,000,639)
                                                               ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Share issuance costs                                   19         (12,972)       (14,035)
Dividends paid to the Company's shareholders                     (476,904)      (455,009)
Dividends paid to minority interests                               (1,857)            --
                                                               ----------     ----------

Net cash used in financing activities                            (491,733)      (469,044)
                                                               ----------     ----------
NET INCREASE/(DECREASE) IN CASH AND
 CASH EQUIVALENTS                                                  67,499       (233,104)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  1,044,629      1,277,733
                                                               ----------     ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR               30(b)    1,112,128      1,044,629
                                                               ==========     ==========

The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

1.    GENERAL INFORMATION

      Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on March 6, 1996 to take over and operate certain railroad and other related businesses (the "Businesses") which had been carried out by the Company's predecessor, Guangshen Railway Company (the "Predecessor") together with certain of its subsidiaries; and Guangzhou Railway (Group) Company (the "Parent Company") and certain of its subsidiaries prior to the formation of the Company. The Businesses carried out by the Company, the Predecessor and the Parent Company are all under the common control and jurisdiction of the Ministry of Railways (the "MOR") of the PRC.

      The Predecessor is controlled by and under the administration of the Parent Company. Pursuant to a restructuring agreement entered into among the Parent Company, the Predecessor and the Company on March 8, 1996 which took effect from March 6, 1996 (the "Restructuring Agreement"), the Company issued to the Parent Company 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the "State-owned Domestic Shares") in exchange for the assets and liabilities of the Businesses (the "Restructuring"). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

      In May 1996, the Company issued 1,431,300,000 shares, represented by 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditures and working capital requirements of the Company and its subsidiaries (collectively defined as the "Group").

      The principal activities of the Group are railroad passenger and freight transportation. The Group also operates certain other businesses, which are principally services offered in the railway stations and sales of food, beverages and merchandises on board the trains as well as in the stations.

      The registered address of the Company is No.1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China.

      As of December 31, 2005, the Company had in total 8,882 employees, representing a decrease of 82 compared to that of December 31, 2004.

      The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

2.    PRINCIPAL ACCOUNTING POLICIES

      The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

      (1)   BASIS OF PRESENTATION

            The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance (the "Financial Statements"). This basis of accounting differs in certain material respects from that used in the preparation of the statutory financial statements of the Group (the "Statutory Financial Statements") in accordance with the generally accepted accounting principles and relevant financial regulations applicable in the PRC ("PRC GAAP"). In preparing the Financial Statements, appropriate adjustments have been made to the Statutory Financial Statements to conform to IFRS, but such adjustments have not been incorporated into the Statutory Financial Statements.

            The principal adjustments made to conform to IFRS include the following:

            - Additional depreciation charges on fixed assets, in particular for rail-line track assets;

            - Capitalisation of replacement costs of components of rail-line track assets and de- recognition of items being replaced;

            - Difference in the recognition policy on housing benefits provided to employees;

            - Recognition of government grants through deduction against the carrying value of fixed assets; and

            -     Recording of share issuance costs to reserves.

            The Financial Statements have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain fixed assets are stated at valuation less accumulated depreciation and impairment losses (see Note 2(5) for details), and the Company also applies the fair value model to financial assets and liabilities and available-for-sale financial assets (see Note 2(9) for details).

            The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Statements, are disclosed in Note 4. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

            In 2005, the Group adopted the new/revised/amended standards and interpretations of IFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

IAS 1 (revised 2003)    Presentation of Financial Statements
IAS 2 (revised 2003)    Inventories
IAS 8 (revised 2003)    Accounting Policies, Changes in Accounting
                         Estimates and Errors
IAS 10 (revised 2003)   Events after the Balance Sheet Date
IAS 16 (revised 2003)   Property, plant and equipment
IAS 17 (revised 2003)   Leases
IAS 21 (revised 2003)   The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003)   Related Party Disclosures
IAS 27 (revised 2003)   Consolidated and Separate Financial Statements
IAS 28 (revised 2003)   Investments in Associates
IAS 32 (revised 2003)   Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003)   Earnings per Share
IAS 36 (revised 2004)   Impairment of Assets
IAS 38 (revised 2004)   Intangible Assets
IAS 39 (revised 2004)   Financial Instruments: Recognition and Measurement
IFRS 2 (issued 2004)    Share-based Payments
IFRS 3 (issued 2004)    Business Combinations
SIC 12 (revised 2004)   Consolidation -- Special Purpose Entities
IFRIC 2                 Members' Shares in Co-operative Entities and
                         Similar Instruments
IAS 39 (Amendment)      Transition and Initial Recognition of
                         Financial Assets and Financial Liabilities

            The adoption of IAS 1, 2, 8, 10, 16, 17, 21, 32, 33, 36 and 38, IFRS
            2 and 3, IFRIC 2 and SIC 12 did not result in substantial changes to the Group's accounting policies. In summary:

            - IAS 1 has affected the presentation of minority interest and other disclosures.

            - IAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All entities within the Group adopt Renminbi as their functional currency and financial statement presentation currency.

            - IAS 24 has affected the identification of related parties and some other related party disclosures (see Note 33);

            - IAS 28 has affected the presentation of the interests in associates in the consolidated income statement that it is presented as the share of results of associates after tax.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

            The adoption of IAS 27 has resulted in a change in the accounting policy relating to the investment in subsidiaries in the Company's stand alone financial statements that it is recorded at cost, which has to be applied retroactively (see Note 2(2)(a)).

            The adoption of IAS 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss.

            All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards.

            The adoption of IAS 27 resulted in:

                                        JANUARY 1,   JANUARY 1,
                                           2005        2004
IN THE COMPANY'S FINANCIAL STATEMENTS    RMB'000      RMB'000
-------------------------------------   ----------   ----------
Decrease in interests in subsidiaries     7,597        1,154
Decrease in retained earnings             7,597        1,154

            Standards, interpretations and amendments to published standards under IFRS that are not yet effective:

            Certain new standards, amendments and interpretations to existing standards have been published, that are mandatory for adoption for accounting periods beginning on or after January 1, 2006 or later periods but which the Company has not early adopted, are as follows:

            IAS 19 (Amendment), Employee Benefits
            IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions
            IAS 39 (Amendment), The Fair Value Option
            IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts
            IFRS 1 (Amendment), First-time Adoption of International Financial
              Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources
            IFRS 6, Exploration for and Evaluation of Mineral Resources
            IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements -- Capital Disclosures
            IFRIC 4, Determining whether an Arrangement contains a Lease
            IFRIC 5, Rights to interests arising from Decommissioning,
              Restoration and Environmental Rehabilitation Funds
            IFRIC 6, Liabilities arising from Participating in a Specific
              Market -- Waste Electrical and Electronic Equipment

      (2)   CONSOLIDATION

            (a)   SUBSIDIARIES

                  Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Details of the Company's subsidiaries are shown in Note 9.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                  The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

                  Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

                  In the Company's stand alone balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

            (b)   TRANSACTIONS AND MINORITY INTERESTS

                  The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

            (c)   ASSOCIATES

                  Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. Details of the Group's associates are set out in Note 10.

                  The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

                  Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                  In the Company's stand alone balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividend received and receivable.

      (3)   SEGMENT REPORTING

            A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

      (4)   FOREIGN CURRENCY TRANSACTIONS

            (a)   FUNCTIONAL AND PRESENTATION CURRENCY

                  Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the functional currency of the Company and all its subsidiaries and it is also the presentation currency of the Group.

            (b)   TRANSACTIONS AND BALANCES

                  Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

      (5)   FIXED ASSETS

            Fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the assets (for the case of fixed assets acquired by the Company from the Predecessor during the Restructuring, based on amounts of valuation determined in the Restructuring as deemed costs) and other costs incurred to bring the assets into existing use.

            Subsequent to the initial recognition, fixed assets are stated at cost or valuation less accumulated depreciation and impairment losses. Independent valuations, on a market value basis or depreciated replacement cost basis when there is no evidence of market value for such an item, are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where there has been a material change. Any accumulated depreciation at the date of revaluation is restated proportionately with the change in the gross carrying amount of the assets so that the carrying amounts of the assets after revaluation are equal to their revalued amounts. Increases in the carrying amount arising from revaluation of fixed assets are credited to the shareholders' equity as revaluation surplus. Decreases that offset previous increases of the same asset are charged against reserves directly in equity; all other decreases are charged to the income statement. In each year, the difference between depreciation determined based on the revalued carrying amount of the assets charged to the income statement and the depreciation determined based on the assets' original cost is transferred from the revaluation surplus to retained earnings.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

            Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

            Depreciation is calculated using the straight-line method to write off the cost or revalued amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings                               25 to 40 years
Leasehold improvements                  over the lease terms
Track, bridges and service roads        55 to 100 years
Locomotives and rolling stock           20 years
Communications and signalling systems   8 to 20 years
Other machinery and equipment           7 to 25 years

            The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

            Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount (Note 2(8)).

            Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the income statement. When revalued assets are sold, the amounts included in reserves are transferred to retained earnings.

      (6)   CONSTRUCTION-IN-PROGRESS

            Construction-in-progress represents plant and facilities, including railroad stations and maintenance facilities under construction and machinery pending for installation. Construction in progress is stated at cost which includes all expenditures and other direct costs, site restoration costs, prepayments and deposits attributable to the installation and interest charges arising from borrowings used to finance the installation during the installation period. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

      (7)   LEASEHOLD LAND PAYMENTS

            All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain land for its rail lines, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method.

      (8)   IMPAIRMENT OF NON-FINANCIAL ASSETS

            Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      (9)   FINANCIAL ASSETS

            The Group classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

            (a)   FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

                  This category has two sub-categories: "financial assets held for trading", and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

            (b)   LOANS AND RECEIVABLES

                  Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "trade receivables" and "prepayments and other receivables" in the balance sheet.

            (c)   AVAILABLE-FOR-SALE FINANCIAL ASSETS

                  Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

                  Regular purchases and sales of investments are recognised on trade-date -- the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

                  A gain or loss on an available-for-sale financial assets is recognized directly in equity, through the statement of changes in equity, until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity shall be recognized in profit or loss.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                  The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss -- measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss -- is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of receivables is described in Note 2(12).

      (10)  DEFERRED STAFF COSTS

            The Group implemented a scheme (the "Scheme") for the sales of staff quarters to its employees in 2000. Under the Scheme, the Group sold certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the "Benefits"), which represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group over 15 years, which is the estimated remaining average service period of the employees participating in the Scheme. Upon the sales of these staff quarters to the employees, the Benefits incurred were recorded as deferred staff costs and the balance is amortised over the estimated remaining service period of the employees participating in the Scheme.

            At each balance sheet date, the Group assesses whether there is any indication of impairment, considering the remaining service period of the employees and other qualitative factors. If such indications exist, an analysis is performed to assess whether the carrying amount of the deferred staff costs are fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

      (11)  MATERIALS AND SUPPLIES

            Materials and supplies consist mainly of items for repair and maintenance of rail-line tracks, and are stated at lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are expensed when used, or capitalized as fixed assets when installed, as appropriate. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

      (12)  RECEIVABLES

            Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial re-organisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      (13)  CASH AND CASH EQUIVALENTS

            Cash and cash equivalents include cash in hand, deposits held at call with banks, and deposits placed with deposit centre operated by MOR which is licensed to undertake deposits by the PRC financial authorities, other short-term highly liquid investments with original maturities of three months or less.

      (14)  DEFERRED INCOME TAX

            Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

            Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

            Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

      (15)  EMPLOYEE BENEFITS

            Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group's local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the staff. The government agency is responsible for the pension liabilities due to such staff upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

            See also Note 2 (10) above.

      (16)  REVENUE RECOGNITION

            Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably, revenue is recognised on the following basis:

            (a)   RENDERING OF SERVICES AND SALES OF GOODS

                  Railroad revenues are recognised when services are performed. Revenues from other businesses are mainly derived from the sales of food, beverages and other merchandise on board the trains and in the railway stations and revenues derived from operating restaurants in major railway stations. Sales on board the trains and in the railway stations are recognised upon delivery of the food items and merchandises, when the significant risks and rewards of ownership of these goods have been transferred to the buyers. Revenues derived from the operations of restaurants are recognised when services are rendered.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

            (b)   INTEREST INCOME

                  Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

            (c)   DIVIDEND INCOME

                  Dividend income is recognised when the right to receive payment is established.

      (17)  GOVERNMENT GRANTS

            Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to the purchase of fixed assets are deducted against the carrying amount of the fixed assets.

      (18)  OPERATING LEASES

            Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight- line basis over the period of the lease.

      (19)  DIVIDEND DISTRIBUTION

            Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

3.    FINANCIAL RISK MANAGEMENT

      The Group's activities expose it to a variety of financial risks: currency risk, price risk, credit risk and interest rate risk. The Group's overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

      (a)   CURRENCY RISK

            The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. In addition, the Group is required to pay dividends in HKD and USD in the future when dividends are declared.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

            The Group had USD and HKD monetary assets as at December 31, 2005 and 2004 as stated below.

                                                                                         AS AT DECEMBER 31,
                                                                                       -----------------------
                                                                      CURRENCY            2005         2004
MONETARY ASSETS                                                     DENOMINATION       (RMB'000)     (RMB'000)
---------------                                                     ------------       ---------     ---------
Current assets
Short-term deposits with original maturities of over three months       USD              503,463      755,975
Cash and cash equivalent                                                USD                9,049       95,612
Cash and cash equivalent                                                HKD              110,195       89,883

            The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with the deposits. The Group has not used any means to hedge the exposure to foreign exchange risk.

            On July 21, 2005, the PRC government announced that the RMB is to be floated in line with a basket of certain selected currencies and not to be pegged with the USD on or after that day. As a result, RMB appreciated by approximately 2% as compared to USD based on the exchange rate announced on that day and the Group suffered exchange losses of approximately RMB21,761,000 as a result of such event. The losses were recorded as finance costs in the income statement for the year ended December 31, 2005.

            The directors believe that interest income derived from deposits denominated in foreign currencies will partially offset the Group's exposure to currency risk (see 3(e) for details).

      (b)   PRICE RISK

            The Group is exposed to equity securities price risk because of investments held by the Group and classified on the consolidated balance sheet either as available-for-sale or at fair value through profit or loss. However, the amounts involved are not significant and management of the Company believes that the exposure is not material.

      (c)   CREDIT RISK

            The carrying amount of cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, and due from related parties represent the Group's maximum exposure to credit risk in relation to financial assets.

            Cash and short term liquid investments are placed with reputable banks and deposit taking centres operated by MOR (see Notes 18 and 30(b) for details), no significant credit risk is expected.

            The majority of the Group's accounts receivable balance relate to the rendering of services or sales of products to third party customers. The Group's other receivable balances mainly arise from services other than the main railway transportation services. The Group perform ongoing credit evaluations of their customers/debtors' financial condition and generally do not require collaterals from the customers/debtors account on the outstanding balances. Based on the expected realisability and the timing for collection of the outstanding balances, the Group maintains a provision for doubtful accounts and actual losses incurred have been within management's expectation.

            No other financial assets carry a significant exposure to credit risk.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      (d)   LIQUIDITY RISK

            Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents to meet its current use in operations. Management aims to maintain flexibility in funding by keeping committed credit lines available. In addition, the Company is undergoing an A share initial public offering (see Note 19).

      (e)   INTEREST RATE RISK

            As the Group has no significant interest-bearing assets (except for short term deposits placed with banks and deposit centre of MOR and the restricted cash balance, the weighted average effective interest rate on deposits was 3% per annum) and liabilities, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The directors believe that Group's exposure to interest rate risk of financial assets and liabilities as of December 31, 2005 was minimal since their deviation from their respective fair values was not significant.

            Due to the fact the interest rates for deposits denominated in foreign currencies are higher than that of RMB in China, the interest income so derived from these deposits had partially offset the Group's exchange losses of approximately RMB8,260,000 for year ended December 31, 2005.

4.    CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

      Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

      (a)   CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

            The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

            The critical accounting estimates and assumptions involved in the preparation of the IFRS Financial Statements include the estimates of the values of fixed assets recorded under the revaluation model, the depreciable lives of fixed assets and the expected service period of employees who have participated in the Scheme for the provision of Benefits mentioned in Note 2(10).

            The estimate of the values of the fixed assets was made by the directors of the Company as disclosed in Note 6. The estimate of depreciable lives of fixed assets was made by the directors with reference to the established industry practices, technical assessments made on the durability of the fixed asset items, as well as the historical magnitudes and the trend of repair, maintenance and replacement costs incurred by the Group. The estimate of expected service period of employees was made by the directors based on the average age of employees who have joined the Scheme and the historical attrition rate of employees.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      (b)   ESTIMATED IMPAIRMENT OF NON-FINANCIAL ASSETS

            The Group tests annually, or when there is any trigger event, whether non-financial assets, mainly including fixed assets, leasehold land payments and investment in associates have suffered any impairment, in accordance with the accounting policy stated in
            Note 2(8). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

            For the impairment assessment made on fixed assets and leasehold land payments, the critical estimates made by management include the expected growth in unit service charges and future business volume growth, which are projected to be maintained at the prevailing 2005 level over the estimated remaining useful lives of the assets. For the impairment assessment made on the realisability of its investment made in an associate, Guangzhou Tiecheng Enterprise Company, please refer to Note 10 for details.

      (c)   FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

            The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The Group has used discounted cash flow analysis for various available-for-sale financial assets that were not traded in active markets.

5.    SEGMENT INFORMATION

      (a)   PRIMARY REPORTING FORMAT -- BUSINESS SEGMENTS

            As of December 31, 2005, the Group conducts the majority of its business activities in railway transportation ("Railroad Businesses") and other related business operations (see Note 1). These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are the same as those described in the principal accounting policies in Note 2(3). The Group evaluates performance based on profit from operations.

            Segment assets consist primarily of fixed assets, construction-in-progress, leasehold land payments, prepayments for fixed assets, interests in subsidiaries/associates, deferred staff costs, prepayments and other receivables, short-term deposits and cash and cash equivalents, excluding deferred tax assets. Segment liabilities primarily consists of trade payable, payables for construction-in-progress, due to related parties and accruals and other payables, excluding taxes payable and deferred tax liability. Capital expenditure comprises additions to fixed assets (see Note
            6), construction-in-progress (see Note 7) and prepayment for fixed assets.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

An analysis by business segment is as follows:

                         RAILROAD BUSINESSES    OTHER BUSINESSES         UNALLOCATED         ELIMINATION             TOTAL
                        ----------------------  -----------------   ------------------   ------------------  --------------------
                           2005        2004       2005     2004       2005      2004       2005      2004      2005         2004
                         RMB'000     RMB'000    RMB'000   RMB'000   RMB'000   RMB'000    RMB'000    RMB'000   RMB'000     RMB'000
                        ----------  ----------  -------  --------   --------  --------   --------   -------  ----------  --------
SEGMENT RESULTS
Revenues
 --  External            3,099,466   2,871,478  177,462   166,671         --        --         --        --   3,276,928   3,038,149
 --  Inter-segment              --          --  159,503    58,727         --        --   (159,503)  (58,727)         --          --
                        ----------  ----------  -------  --------   --------  --------   --------   -------  ----------  ----------

                         3,099,466   2,871,478  336,965   225,398         --        --   (159,503)  (58,727)  3,276,928   3,038,149
                        ==========  ==========  =======  ========   ========  ========   ========   =======  ==========  ==========

Other income, net           45,408      47,025    3,097     1,168         --        --         --        --      48,505      48,193
Segment results            769,093     676,682   (9,788)    1,684         --        --         --        --     759,305     678,366

Finance costs                   --          --       --        --    (22,738)   (1,136)        --        --     (22,738)     (1,136)
Share of results of
 associates                     30          46  (19,979)  (12,165)        --        --         --        --     (19,949)    (12,119)
Income tax  expense             --          --       --        --   (104,248)  (98,373)        --        --    (104,248)    (98,373)
                        ----------  ----------  -------  --------   --------  --------   --------   -------  ----------  ----------

Profit/(loss) for
 the year                  769,123     676,728  (29,767)  (10,481)  (126,986)  (99,509)        --        --     612,370     566,738
                        ==========  ==========  =======  ========   ========  ========   ========   =======  ==========  ==========

OTHER INFORMATION
Segment assets          12,489,918  11,175,068  218,545   215,577         --        --         --        --  12,708,463  11,390,645
Deferred tax assets             --          --       --        --     35,990    18,406         --        --      35,990      18,406
                                                                                                             ----------  ----------

Total assets                                                                                                 12,744,453  11,409,051
                                                                                                             ==========  ==========

Segment liabilities      1,789,264     757,510  115,388   103,477         --        --         --        --   1,904,652     860,987
Taxes payable                   --          --       --        --    102,155    75,878         --        --     102,155      75,878
Deferred tax liability          --          --       --        --      4,830        --         --        --       4,830          --
                                                                                                             ----------  ----------

Total liabilities                                                                                             2,011,637     936,865
                                                                                                             ==========  ==========

CAPITAL EXPENDITURE      2,248,976     315,035    9,335    11,477         --        --         --        --   2,258,311     326,512
                                                                                                             ==========  ==========

NON-CASH EXPENSES
Depreciation               325,582     334,501    2,773     1,588         --        --         --        --     328,355     336,089
Amortisation of
 leasehold land payments    15,581      15,704       --        --         --        --         --        --      15,581      15,704
Amortisation of
 deferred staff costs       15,090      15,092       --        --         --        --         --        --      15,090      15,092
Provision for
 doubtful accounts           8,550      18,668    1,190        82         --        --         --        --       9,740      18,750

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      (b)   SECONDARY REPORTING FORMAT -- GEOGRAPHICAL SEGMENTS

            For the year ended December 31, 2005 (2004: same), all of the Group's business operations are conducted within the PRC. Accordingly, no analysis of geographical segment information is presented.

6.    FIXED ASSETS

                                                                           GROUP
                               ------------------------------------------------------------------------------------------------
                                                            TRACKS,     LOCOMOTIVES  COMMUNICATIONS      OTHER
                                            LEASEHOLD     BRIDGES AND   AND ROLLING  AND SIGNALLING    MACHINERY
                               BUILDINGS   IMPROVEMENTS  SERVICE ROADS     STOCK         SYSTEMS     AND EQUIPMENT     TOTAL
                                RMB'000      RMB'000        RMB'000       RMB'000        RMB'000        RMB'000       RMB'000
                               ---------   ------------  -------------  -----------  --------------  -------------  -----------
AT JANUARY 1, 2004
Cost or valuation              1,887,368      38,500       4,315,705     1,042,892       300,078       1,969,338     9,553,881
Accumulated depreciation        (429,670)    (21,175)     (1,064,797)     (299,524)     (208,687)       (561,880)   (2,585,733)
Impairment                            --          --              --       (14,284)           --            (986)      (15,270)
                               ---------     -------      ----------     ---------      --------       ---------    ----------

Net book amount                1,457,698      17,325       3,250,908       729,084        91,391       1,406,472     6,952,878
                               =========     =======      ==========     =========      ========       =========    ==========

YEAR ENDED DECEMBER 31, 2004
Opening net book amount        1,457,698      17,325       3,250,908       729,084        91,391       1,406,472     6,952,878
Additions                         22,644          --              --        15,232         3,379             355        41,610
Transfer from
 Construction-in-progress        229,261          --          26,851            --        17,905          55,965       329,982
Reclassifications*               162,527          --         (21,955)           --        21,215        (161,787)           --
Disposals                        (13,301)         --            (360)           --           (12)         (1,429)      (15,102)
Depreciation charges             (75,363)     (7,700)        (51,103)      (44,126)      (35,609)       (122,188)     (336,089)
                               ---------     -------      ----------     ---------      --------       ---------    ----------

Closing net book amount        1,783,466       9,625       3,204,341       700,190        98,269       1,177,388     6,973,279
                               =========     =======      ==========     =========      ========       =========    ==========

AT DECEMBER 31, 2004
Cost or valuation              2,295,810      38,500       4,317,078     1,058,124       342,094       1,835,480     9,887,086
Accumulated depreciation        (512,344)    (28,875)     (1,112,737)     (343,650)     (243,825)       (657,081)   (2,898,512)
Impairment                            --          --              --       (14,284)           --          (1,011)      (15,295)
                               ---------     -------      ----------     ---------      --------       ---------    ----------

Net book amount                1,783,466       9,625       3,204,341       700,190        98,269       1,177,388     6,973,279
                               =========     =======      ==========     =========      ========       =========    ==========

REPRESENTING:
At cost                          457,122      38,500         187,339        37,781        68,116         325,136     1,113,994
At valuation                   1,838,688          --       4,129,739     1,020,343       273,978       1,510,344     8,773,092
                               ---------     -------      ----------     ---------      --------       ---------    ----------

                               2,295,810      38,500       4,317,078     1,058,124       342,094       1,835,480     9,887,086
                               =========     =======      ==========     =========      ========       =========    ==========

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                                                                            GROUP
                               ----------------------------------------------------------------------------------------------
                                                            TRACKS,     LOCOMOTIVES  COMMUNICATIONS      OTHER
                                            LEASEHOLD     BRIDGES AND   AND ROLLING  AND SIGNALLING    MACHINERY
                               BUILDINGS   IMPROVEMENTS  SERVICE ROADS     STOCK         SYSTEMS     AND EQUIPMENT    TOTAL
                                RMB'000      RMB'000        RMB'000       RMB'000        RMB'000        RMB'000      RMB'000
                               ---------   ------------  -------------  -----------  --------------  -------------  ---------
YEAR ENDED DECEMBER 31, 2005
Opening net book amount        1,783,466       9,625        3,204,341      700,190        98,269      1,177,388     6,973,279
Additions**                      145,981          --           65,069       28,896         1,326         39,760       281,032
Transfer from
 Construction-in-progress        388,217          --            2,700        3,301        14,556        121,520       530,294
Reclassifications                (87,677)         --           87,806           --            14           (143)           --
Disposals                        (23,250)         --          (31,795)          --          (853)        (8,845)      (64,743)
Depreciation charges             (32,668)     (7,700)         (92,783)     (47,380)      (21,712)      (126,112)     (328,355)
                               ---------     -------       ----------    ---------      --------      ---------    ----------

Closing net book amount        2,174,069       1,925        3,235,338      685,007        91,600      1,203,568     7,391,507
                               =========     =======       ==========    =========      ========      =========    ==========

AT DECEMBER 31, 2005
Cost or valuation              2,705,859      38,500        4,436,935    1,090,321       355,368      1,953,418    10,580,401
Accumulated depreciation        (531,790)    (36,575)      (1,201,597)    (391,030)     (263,768)      (748,887)   (3,173,647)
Impairment                            --          --               --      (14,284)           --           (963)      (15,247)
                               ---------     -------       ----------    ---------      --------      ---------    ----------

Net book amount                2,174,069       1,925        3,235,338      685,007        91,600      1,203,568     7,391,507
                               =========     =======       ==========    =========      ========      =========    ==========

REPRESENTING:
At cost                          763,464      38,500          342,914       69,978        84,048        486,416     1,785,320
At valuation                   1,942,395          --        4,094,021    1,020,343       271,320      1,467,002     8,795,081
                               ---------     -------       ----------    ---------      --------      ---------    ----------

                               2,705,859      38,500        4,436,935    1,090,321       355,368      1,953,418    10,580,401
                               =========     =======       ==========    =========      ========      =========    ==========

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                                                                       COMPANY
                              ----------------------------------------------------------------------------------------------
                                                          TRACKS,     LOCOMOTIVES  COMMUNICATIONS      OTHER
                                           LEASEHOLD    BRIDGES AND   AND ROLLING  AND SIGNALLING    MACHINERY
                              BUILDINGS  IMPROVEMENTS  SERVICE ROADS     STOCK        SYSTEMS      AND EQUIPMENT     TOTAL
                               RMB'000     RMB'000        RMB'000       RMB'000       RMB'000         RMB'000       RMB'000
                              ---------  ------------  -------------  -----------  --------------  -------------  -----------
AT JANUARY 1, 2004
Cost or valuation             1,732,904        38,500      4,285,117    1,042,892         299,994      1,921,143   9,320,550
Accumulated depreciation       (359,834)      (21,175)    (1,046,456)    (299,524)       (208,659)      (529,788) (2,465,436)
Impairment                           --            --             --      (14,284)             --           (986)    (15,270)
                              ---------       -------     ----------    ---------        --------      ---------  ----------

Net book amount               1,373,070        17,325      3,238,661      729,084          91,335      1,390,369   6,839,844
                              =========       =======     ==========    =========        ========      =========  ==========

YEAR ENDED DECEMBER 31, 2004
Opening net book amount       1,373,070        17,325      3,238,661      729,084          91,335      1,390,369   6,839,844
Additions                        18,218            --             --       15,232           3,379            315      37,144
Transfer from
  Construction-in-progress      225,075            --         26,851           --          17,905         55,612     325,443
Reclassifications*              162,527            --        (21,955)          --          21,215       (161,787)         --
Disposals                       (12,485)           --           (360)          --              --         (4,017)    (16,862)
Depreciation charges            (70,875)       (7,700)       (50,435)     (44,126)        (35,606)      (120,493)   (329,235)
                              ---------       -------     ----------    ---------        --------      ---------  ----------

Closing net book amount       1,695,530         9,625      3,192,762      700,190          98,228      1,159,999   6,856,334
                              =========       =======     ==========    =========        ========      =========  ==========

AT DECEMBER 31, 2004
Cost or valuation             2,133,774        38,500      4,286,490    1,058,124         342,036      1,784,305   9,643,229
Accumulated depreciation       (438,244)      (28,875)    (1,093,728)    (343,650)       (243,808)      (623,295) (2,771,600)
Impairment                           --            --             --      (14,284)             --         (1,011)    (15,295)
                              ---------       -------     ----------    ---------        --------      ---------  ----------

Net book amount               1,695,530         9,625      3,192,762      700,190          98,228      1,159,999   6,856,334
                              =========       =======     ==========    =========        ========      =========  ==========

REPRESENTING:
At cost                         446,073        38,500        187,339       37,781          68,142        314,828   1,092,663
At valuation                  1,687,701            --      4,099,151    1,020,343         273,894      1,469,477   8,550,566
                              ---------       -------     ----------    ---------        --------      ---------  ----------

                              2,133,774        38,500      4,286,490    1,058,124         342,036      1,784,305   9,643,229
                              =========       =======     ==========    =========        ========      =========  ==========

YEAR ENDED DECEMBER 31, 2005
Opening net book amount       1,695,530         9,625      3,192,762      700,190          98,228      1,159,999   6,856,334
Additions**                     144,315            --         65,069       28,896           1,326         33,966     273,572
Transfer from
  Construction-in-progress      387,321            --          2,700        3,301          14,556        121,521     529,399
Reclassifications               (87,677)           --         87,806           --              14           (143)         --
Disposals                       (10,033)           --        (31,795)          --            (853)        (5,388)    (48,069)
Depreciation charges            (29,999)       (7,700)       (92,111)     (47,380)        (21,709)      (123,087)   (321,986)
                              ---------       -------     ----------    ---------        --------      ---------  ----------

Closing net book amount       2,099,457         1,925      3,224,431      685,007          91,562      1,186,868   7,289,250
                              =========       =======     ==========    =========        ========      =========  ==========

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                                                                       COMPANY
                              ----------------------------------------------------------------------------------------------
                                                          TRACKS,     LOCOMOTIVES  COMMUNICATIONS      OTHER
                                           LEASEHOLD    BRIDGES AND   AND ROLLING  AND SIGNALLING    MACHINERY
                              BUILDINGS  IMPROVEMENTS  SERVICE ROADS     STOCK        SYSTEMS      AND EQUIPMENT    TOTAL
                               RMB'000     RMB'000        RMB'000       RMB'000       RMB'000         RMB'000      RMB'000
                              ---------  ------------  -------------  -----------  --------------  -------------  ----------
AT DECEMBER 31, 2005
Cost or valuation             2,556,614        38,500      4,406,347    1,090,321         355,310      1,907,306  10,354,398
Accumulated depreciation       (457,157)      (36,575)    (1,181,916)    (391,030)       (263,748)      (719,475) (3,049,901)
Impairment                           --            --             --      (14,284)             --           (963)    (15,247)
                              ---------       -------     ----------    ---------        --------      ---------  ----------

Net book amount               2,099,457         1,925      3,224,431      685,007          91,562      1,186,868   7,289,250
                              =========       =======     ==========    =========        ========      =========  ==========

REPRESENTING:
At cost                         749,853        38,500        342,914       69,978          84,074        470,315   1,755,634
At valuation                  1,806,761            --      4,063,433    1,020,343         271,236      1,436,991   8,598,764
                              ---------       -------     ----------    ---------        --------      ---------  ----------

                              2,556,614        38,500      4,406,347    1,090,321         355,310      1,907,306  10,354,398
                              =========       =======     ==========    =========        ========      =========  ==========


* During the year ended December 31, 2004, the directors of the Company reclassified certain fixed assets from one category to another based on the results of the assessment reports issued upon the completion of construction of certain projects. Accordingly, the carrying amounts of the fixed assets being reclassified have to be depreciated over their remaining useful lives under the respective new categories.

** As described in Note a of the consolidated statement of changes in equity, the Company recorded an adjustment on the carrying value of fixed assets and the share premium account amounting to RMB140,000,000. Such adjustment was included in the current year additions.

      On March 6, 1996, the fixed assets of the Group were revalued by Vigers Hong Kong Limited (the "Valuer"), a qualified independent valuer in Hong Kong, using the replacement cost approach and open market value approach. The replacement cost approach considers the costs to be incurred in order to replace the assets appraised with similar brand new assets and they include the estimated purchase price, delivery charges and related installation costs. The purchase price is determined based on the estimated open market value. The Valuer also assumed that the assets would be continued to be used in the then existing operations of the Group and had not considered any alternative uses. The total revalued amount of the assets determined based on that valuation was RMB5,318,202,000 and resulted in a revaluation surplus amounting to approximately RMB1,492,185,000 ("Revaluation Surplus") being recorded by the Group as of March 6, 1996 as part of the deemed costs of its fixed assets. Additional depreciation charges have also been provided on the Revaluation Surplus from that date onwards. Upon the Restructuring of the Company, the Revaluation Surplus was capitalised as ordinary shares of the Company allotted to the Parent Company.

      On September 30, 2002, the fixed assets were revalued again by Pan-China (Schinda) Certified Public Accountants, a qualified independent valuer registered in the PRC, based on the replacement cost approach and open market value approach, wherever appropriate (the "2002 Valuation"). The 2002 Valuation did not result in any material revaluation surplus or deficit.

      During 2005, the directors of the Company had undertaken a review based on the 2002 Valuation results and the relevant changes in market values of the assets and concluded that the fixed assets balance as at December 31, 2005 approximate their fair values (2004: same).

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      Had the fixed assets been carried at cost less accumulated depreciation and impairment, the carrying amounts of the fixed assets of the Group and the Company would have been as follows:

                                  GROUP                  COMPANY
                          ----------------------  ----------------------
                             2005        2004        2005        2004
                           RMB'000      RMB'000     RMB'000     RMB'000
                          ----------  ----------  ----------  ----------
Cost                       8,737,100   8,394,901   8,541,271  8,151,044
Accumulated depreciation
    and impairment        (2,390,278) (2,151,588) (2,296,706) (2,054,850)
                          ----------  ----------  ----------  ----------

Net book amount            6,346,822   6,243,313   6,244,565   6,096,194
                          ==========  ==========  ==========  ==========

      As at December 31, 2005, ownership certificates of certain buildings ("Building Ownership Certificates") of the Group and the Company with an aggregate carrying value of approximately RMB1,297,947,000 (2004:
      RMB1,529,978,000) had not been obtained by the Group. After consultation made with the Company's legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company. Accordingly, no provision for fixed assets impairment was considered necessary.

      In addition, pursuant to Caishui [2004] No. 36 and Caishui [2003] No. 149 issued by MOF and the State Administration of Taxation, the Group is exempt from certain real estate taxes on its properties amounting to approximately RMB15,000,000 for the year ended December 31, 2005 (2004: approximately RMB14,000,000). The grant of such exemption is subject to the acknowledgement of relevant authorities that the Company is a transportation company controlled by MOR. Subsequent to December 31, 2005 on March 8, 2006, the Company obtained such formal approval from the authorities. Accordingly no real estate taxes were accrued for in the Financial Statements.

7.    CONSTRUCTION-IN-PROGRESS

                                    GROUP              COMPANY
                            -------------------  -------------------
                              2005       2004      2005       2004
                             RMB'000   RMB'000    RMB'000   RMB'000
                            ---------  --------  ---------  --------
At January 1                  345,313   390,393    339,723   380,543
Additions                   1,634,339   284,902  1,633,186   284,623
Transfer to fixed assets     (530,294) (329,982)  (529,399) (325,443)
                            ---------  --------  ---------  --------

At December 31              1,449,358   345,313  1,443,510   339,723
                            =========  ========  =========  ========

      As of December 31, 2005, no interest expenses had been capitalised in the construction-in-progress balance since the Group had no borrowings.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

8.    LEASEHOLD LAND PAYMENTS

                                                    GROUP      COMPANY
                                                   RMB'000     RMB'000
                                                  --------    --------
AT JANUARY 1, 2004
Cost                                               770,774     755,760
Accumulated amortisation                          (118,691)   (118,380)
                                                  --------    --------

Net book amount                                    652,083     637,380
                                                  ========    ========

YEAR ENDED DECEMBER 31, 2004
Opening net book amount                            652,083     637,380
Disposals                                               --      (5,050)
Amortisation charges                               (15,704)    (14,772)
                                                  --------    --------

Closing net book amount                            636,379     617,558
                                                  ========    ========

AT DECEMBER 31, 2004
Cost                                               770,774     750,710
Accumulated amortization                          (134,395)   (133,152)
                                                  --------    --------

Net book amount                                    636,379     617,558
                                                  ========    ========

YEAR ENDED DECEMBER 31, 2005
Opening net book amount                            636,379     617,558
Amortisation charges                               (15,581)    (15,002)
                                                  --------    --------

Closing net book amount                            620,798     602,556
                                                  ========    ========

AT DECEMBER 31, 2005
Cost                                               770,774     750,710
Accumulated amortization                          (149,976)   (148,154)
                                                  --------    --------

Net book amount                                    620,798     602,556
                                                  ========    ========

      As at December 31, 2005, land use right certificates ("Land Certificates") of certain parcels of land of the Group and the Company with an aggregate area of approximately 3,450,962 square meters (2004: 7,372,000 square meters) had not been obtained. After consultation made with the Company's legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company. Accordingly, no provision for impairment was considered necessary.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

9.    INTERESTS IN SUBSIDIARIES

                                                              COMPANY
                                                         -----------------
                                                          2005      2004
                                                         RMB'000   RMB'000
                                                         -------  --------
                                                                  Note 2(1)
Unlisted shares, at cost                                 162,992   167,555
Due from subsidiaries                                     13,854    18,523
                                                         -------   -------

                                                         176,846   186,078
                                                         =======   =======

      The amounts due from subsidiaries were unsecured, interest free and had no fixed repayment terms.

      The Company's directors are of the opinion that the recoverable amounts of both its investments and current account balances maintained with the subsidiaries as of December 31, 2005 were not less than their respective carrying values.

      As of December 31, 2005, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated/established and are operating in the PRC:

                                                    PERCENTAGE OF
                                     DATE OF       EQUITY INTEREST
                                 INCORPORATION/    ATTRIBUTABLE TO      PAID-IN
    NAME OF THE ENTITY            ESTABLISHMENT      THE COMPANY        CAPITAL       PRINCIPAL ACTIVITIES
----------------------------    ----------------   ---------------   -------------  ------------------------
DIRECTLY HELD BY THE COMPANY

Shenzhen Guangshen Railway      March 1, 1984           100%         RMB55,000,000  Construction of
   Civil Engineering Company                                                         railroad properties

Shenzhen Fu Yuan Enterprise     November 1, 1991        100%         RMB18,500,000  Hotel management
   Development Company

Shenzhen Guangshen Railway      August 16, 1995         100%          RMB2,400,000  Travel agency
   Travel Service Ltd.

Shenzhen Jing Ming              January 18, 1994        100%          RMB2,110,000  Maintenance of water and
   Industrial & Commercial                                                           electrical equipment
   Company Limited

Shenzhen Jian Kai Trade         December 6, 1993        100%          RMB2,000,000  Construction materials
   Company*                                                                          trading

Shenzhen Railway Station        December 18, 1986       100%          RMB1,500,000  Catering services and
   Company                                                                           Passenger Services
                                                                                     sales of merchandise

Guangzhou East Station          November 23, 1992       100%          RMB1,020,000  Sales of merchandise
   Dongqun Trade and
   Commerce Service Company

Shenzhen Railway Station        January 1, 1990          75%         RMB2,129,400   Catering services and
   Travel Service Company                                                            sales of merchandise

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                                                    PERCENTAGE OF
                                    DATE OF        EQUITY INTEREST
                                 INCORPORATION/    ATTRIBUTABLE TO      PAID-IN
    NAME OF THE ENTITY           ESTABLISHMENT       THE COMPANY        CAPITAL        PRINCIPAL ACTIVITIES
----------------------------   ------------------  ---------------   -------------  ---------------------------
Shenzhen Longgang Pinghu       September 11, 1993        55%         RMB10,000,000  Cargo loading and unloading,
   Qun Yi Railway Store                                                              warehousing, freight
   Loading and Unloading                                                             transportation
   Company

Dongguan Changsheng            May 22, 1992              51%         RMB38,000,000  Warehousing
   Enterprise Company

INDIRECTLY HELD BY THE
   COMPANY

Shenzhen Railway Property      November 13, 2001        100%          RMB3,000,000  Property management
   Management Company
   Limited

Shenzhen Nantie Construction   May 8, 1995              100%          RMB2,000,000  Supervision of construction
   Supervision Company                                                               projects

Shenzhen Guangshen Railway     March 7, 2002            100%          RMB2,000,000  Culinary management
   Economic and Trade
   Enterprise Company

Shenzhen Yuezheng Enterprise   June 24, 1996            100%          RMB1,000,000  Freight transport agency,
   Company Limited                                                                   cargo loading and
                                                                                     unloading, warehousing

Shenzhen Road Multi-modal      March 17, 1994            60%          RMB1,000,000  Freight transportation
   Transportation Company
   Limited

      All the above subsidiaries are limited liability companies.


* A public announcement was made that the subsidiary had to be put under liquidation on May 20, 2005 and the formal liquidation process also commenced on that date. As at December 31, 2005, the relevant legal procedures had not been completed but the directors consider that the impact of the liquidation process did not bear any material impact on the Financial Statements as a whole.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

10.   INTERESTS IN ASSOCIATES

                                       GROUP            COMPANY
                                  ----------------  ----------------
                                   2005      2004    2005     2004
                                  RMB'000  RMB'000  RMB'000  RMB'000
                                  -------  -------  -------  -------
Unlisted shares, at cost               --       --  170,814  169,514
Share of net assets               137,578  157,527       --       --
Less: provision for impairment
      in value*                   (29,689) (29,689) (65,738) (29,689)
                                  -------  -------  -------  -------

Interest in associates, net       107,889  127,838  105,076  139,825

Due from associates                12,423   12,820   12,413   12,413
Less: provision for doubtful
      accounts**                  (12,312) (12,312) (12,312) (12,312)
                                  =======  =======  =======  =======

                                      111      508      101      101
                                  =======  =======  =======  =======

                                  108,000  128,346  105,177  139,926
                                  =======  =======  =======  =======

      The movement of interest in associates of the Group and Company during the year is as follows:

                                       GROUP             COMPANY
                                  ----------------  ----------------
                                   2005     2004     2005     2004
                                  RMB'000  RMB'000  RMB'000  RMB'000
                                  -------  -------  -------  -------
Beginning of the year             127,838  139,957  139,825  140,155
Additions -- cost                      --       --    1,300     (330)
Less: Provision for impairment
      in value*                        --       --  (36,049)      --
Share of results after tax        (19,949) (12,119)      --       --
                                  -------  -------  -------  -------

End of the year                   107,889  127,838  105,076  139,825
                                  =======  =======  =======  =======


* The provision at the Group level as at December 31, 2005 represents the provision for full impairment losses incurred in the share of net assets of Zengcheng Lihua Stock Company Limited ("Zengcheng Lihua") at approximately RMB29,700,000, which was made in prior years (the "Zengcheng Lihua Provision"). The provision balance at the Company level as at December 31, 2005 include the Zengcheng Lihua Provision and a provision for impairment loss of the Company's investment in Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng") amounting to approximately RMB36,000,000, representing the cumulative equity share of the losses incurred by Tiecheng to December 31, 2005.

** The provision for doubtful accounts represents a full impairment loss provision against a receivable balance due from Zengcheng Lihua of approximately RMB12,300,000, which was made in prior years.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      As of December 31, 2005, the Company had direct or indirect interests in the following companies which were incorporated/established and are operating in the PRC:

                                                      PERCENTAGE OF    REGISTERED
                                     DATE OF         EQUITY INTEREST     CAPITAL
                                  INCORPORATION/    ATTRIBUTABLE TO     AMOUNT OF
     NAME OF THE ENTITY           ESTABLISHMENT       THE COMPANY     THE ASSOCIATE       PRINCIPAL ACTIVITIES
----------------------------     ---------------    ----------------  -------------    ---------------------------
DIRECTLY HELD BY THE COMPANY

Tiecheng (Note a)                May 2, 1995               49%        RMB245,000,000   Properties management and
                                                                                         trading of merchandise

Zengcheng Lihua                  July 30, 1992             27%        RMB100,000,000   Real estate construction,
                                                                                         provision of warehousing,
                                                                                         cargo uploading and
                                                                                         unloading services

Guangzhou Tielian Economy        December 27, 1994         34%           RMB1,000,000  Warehousing and freight
   Development Company Limited                                                           transport agency services
   ("Tielian")

INDIRECTLY HELD BY THE COMPANY

Guangzhou Huangpu Yuehua         July 20, 1990           33.3%          RMB6,610,000   Cargo loading and unloading,
   Freight Transportation Joint                                                          warehousing, freight
   Venture Company Limited                                                               transport agency services

      All the above associates are limited liability companies.

      The Group's share of the results with its percentage ownership of its principal associates, and its share of the assets are as follows:

            ASSETS    LIABILITIES   REVENUES   PROFIT/(LOSS)
            RMB'000     RMB'000     RMB'000       RMB'000
            -------   -----------   --------   -------------
2004
Tiecheng    178,897        55,061      3,632         (12,165)
Tielian       3,613           448      1,170              46
            -------        ------      -----         -------

            182,510        55,509      4,802         (12,119)
            =======        ======      =====         =======

2005
Tiecheng    152,499        48,648      2,534         (19,979)
Tielian       3,488           287      1,253              30
            -------        ------      -----         -------

            155,987        48,935      3,787         (19,949)
            =======        ======      =====         =======

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      Note a:

      As indicated above, the carrying amount of the Company's investment in Tiecheng was approximately RMB103,851,000 as at December 31, 2005.

      In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), in Guangzhou in order to develop certain properties near a railway station operated by the Group. On October 27, 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi"), agreed to act as joint guarantors (collectively the "Guarantors") for certain payable balances due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to a third party (the "Creditor").

      Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng are related companies to the extent that they have one common chairman. As Guangdong Guancheng failed to settle the payables, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the "Damages") according to a court verdict made on November 4, 2001 (the "Verdict"). In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in Tiecheng would have been further impaired.

      On December 15, 2003, the People's High Court of Guangdong Province (the "High Court") accepted Guangzhou Guantian's application for a re-trial to discharge its obligation under the aforesaid guarantee. As a necessary step for the High Court to decide whether there should be a re-trial, a hearing was held on March 18, 2004. In October 2005, the High Court received an order from the People's Supreme Court to launch a re-trial and certain preparatory procedures were undertaken by the High Court in December 2005. Nevertheless, the date of the re-trial has not been fixed. After consultation made with an independent legal counsel, the directors are of the opinion that there is a high possibility that the above guarantee arrangement would be determined to be invalid according to the relevant rules and regulations of the PRC. Accordingly, the directors consider that, as of the date of approval of the Financial Statements, the possibility that Guangzhou Guantian would be required to settle the above claim is remote, and no provision for impairment loss of the Company's interest in Tiecheng had to be made in the Financial Statements. In addition, in order to avoid any monetary losses that the Company may suffer arising from the litigation, the Company has obtained a letter of undertaking issued by the Parent Company dated December 14, 2004, whereby the Parent Company has undertaken to adopt relevant procedures and actions so that the investment interests of the Company in Tiecheng will not be affected by the litigation.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

11.   AVAILABLE-FOR-SALE INVESTMENTS

                                GROUP                COMPANY
                         ------------------   -------------------
                           2005      2004       2005       2004
                         RMB'000    RMB'000   RMB'000     RMB'000
                         --------   -------   --------    -------
Beginning of the year     167,962   167,962    167,962    167,962
Disposals (Note a)       (121,854)       --   (121,854)        --
                          -------   -------    -------    -------

End of the year            46,108   167,962     46,108    167,962
                          =======   =======    =======    =======

      Note a:

      Pursuant to an instruction, Tiezhengfa (2004) No. 6, jointly issued by the MOR and the State- owned Assets Supervision and Administration Committee of the State Council of the PRC, the Company was required to dispose of its equity investment made in China Railway Communication Company Limited ("China Railcom"), which is a subsidiary of MOR, to the authorities at the original cost of the investment incurred by the Company at approximately RMB121,854,000, resulting in no net gain or loss to the Company. The Parent Company was responsible for making settlement to the Company for the disposal on behalf of the authorities. As at December 31, 2005, the transfer procedures of the investment had been completed and the Company had also received a partial settlement of the consideration amounting to RMB62,700,000 from the Parent Company. The remaining balance of approximately RMB59,154,000 had been recorded as an amount due from related party in the Financial Statements. (See also Note 33(b) and (c)).

      The Company's ownership in the equity interests in each of the respective investee companies shown above is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market is available for these investments and their fair values cannot be reliably measured by alternative valuation methods. In accordance with the requirements under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As of December 31, 2005, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.

12.   DEFERRED TAX ASSETS/LIABILITIES

      Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective companies affected.

                                            GROUP AND COMPANY
                                            ------------------
                                             2005       2004
                                            RMB'000    RMB'000
                                            -------    -------
Deferred tax assets:
-- Deferred tax asset to be recovered
     after more than 12 months               35,990     18,406
                                             ------     ------

Deferred tax liability:
-- Deferred tax liability to crystallise
     after more than 12 months               (4,830)        --
                                             ------     ------

                                             31,160     18,406
                                             ======     ======

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      The gross movement on the deferred tax account of the Group and the Company is as follows:

                                                           2005                         2004
                                                          RMB'000                      RMB'000
                                                          -------                      -------
Beginning of the year                                      18,406                        6,154
Tax charged to income statement                            17,584                       12,252
                                                           ------                       ------

End of the year                                            35,990                       18,406
                                                           ======                       ======

      The movement in deferred tax assets and liabilities of the Group and the Company during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

                                      AT        CHARGED TO       AT      CHARGED TO       AT
                                  JANUARY 1,    THE INCOME    DECEMBER   THE INCOME    DECEMBER
                                    2004        STATEMENT     31, 2004   STATEMENT     31, 2005
                                   RMB'000       RMB'000       RMB'000    RMB'000      RMB'000
                                 -----------    ----------    --------   ----------    --------
DEFERRED TAX ASSETS:

Provision for doubtful debts          472         9,991        10,463      3,627        14,090
Impairment provision
   for fixed assets                 2,946            --         2,946         --         2,946
Impairment provision for
   interests in associates          2,227         2,226         4,453         --         4,453
Write-down of reclaimed track
   rails to realisable value           --            --            --      5,776         5,776
Adjustments made to carrying
   values of fixed assets              --            --            --      5,381         5,381

Others                                509            35           544      2,800         3,344
                                    -----        ------        ------     ------        ------
                                    6,154        12,252        18,406     17,584        35,990
                                    =====        ======        ======     ======        ======

                                         AT         CHARGED TO       AT
                                     DECEMBER 31,   THE INCOME   DECEMBER 31,
                                        2004        STATEMENT       2005
                                      RMB'000        RMB'000       RMB'000
                                     ------------   ----------   ------------
DEFERRED TAX LIABILITIES:

Capitalisation of replacement
   costs of rail-line track assets       --           4,830         4,830
                                       ====           =====         =====

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

13.   DEFERRED STAFF COSTS

                                    GROUP AND COMPANY
                                   -------------------
                                    2005        2004
                                   RMB'000     RMB'000
                                   --------    -------
AT JANUARY 1
Cost                               226,369     226,369
Accumulated amortization           (75,458)    (60,366)
                                   -------     -------

Net book amount                    150,911     166,003
                                   =======     =======

YEAR ENDED DECEMBER 31
Opening net book amount            150,911     166,003
Amortization                       (15,090)    (15,092)
                                   -------     -------

Closing net book amount            135,821     150,911
                                   =======     =======

AT DECEMBER 31
Cost                               226,369     226,369
Accumulated amortization           (90,548)    (75,458)
                                   -------     -------

Net book amount                    135,821     150,911
                                   =======     =======

14.   MATERIALS AND SUPPLIES

                                         GROUP              COMPANY
                                   -----------------   -----------------
                                    2005      2004      2005      2004
                                   RMB'000   RMB'000   RMB'000   RMB'000
                                   -------   -------   -------   -------
Train compartment materials         34,420    30,871    34,420    30,871
Reusable rail-line track
   materials                         8,708     4,003     8,708     4,003
Track and track diversion
   joints materials                  4,735     5,164     4,735     5,164
Construction materials               4,579     4,887        --        --
Locomotive materials                 4,063     3,824     4,063     3,824
Electrical materials                 2,909     1,742     2,909     1,742
Others                               5,539    10,111     2,898     2,088
                                    ------    ------    ------    ------
                                    64,953    60,602    57,733    47,692
                                    ======    ======    ======    ======

      The costs of materials and supplies consumed were recognised as "operating expenses" amounting to approximately RMB387,151,000 (2004:
      RMB341,171,000). As of December 31, 2005, there were no inventories stated at net realisable value.

APPENDIX I                                 FINANCIAL INFORMATION OF THE COMPANY

15.   TRADE RECEIVABLES

                                                   GROUP                COMPANY
                                            ------------------     -----------------
                                              2005       2004       2005      2004
                                            RMB'000    RMB'000     RMB'000   RMB'000
                                            -------    -------     -------   -------
Trade receivables                           116,877    122,075     17,234     38,706
Less: Provision for
       doubtful accounts                    (10,484)   (15,423)    (9,229)   (13,023)
                                            -------    -------     ------    -------

                                            106,393    106,652      8,005     25,683
                                            =======    =======     ======    =======

      The credit period of trade receivables is generally within one year. As at December 31, 2005 and 2004, the aging analysis of trade receivables was as follows:

                                                  GROUP                 COMPANY
                                            -----------------      ------------------
                                              2005     2004         2005      2004
                                            RMB'000   RMB'000      RMB'000   RMB'000
                                            -------   -------      -------   --------
Within 1 year                               101,729    99,297        7,944    21,409
Over 1 year but within 2 years                4,645     7,332           47     4,251
Over 2 years but within 3 years                  19        23           14        23
                                            -------   -------        -----    ------

                                            106,393   106,652        8,005    25,683
                                            =======   =======        =====    ======

      Concentrations of credit risk with respect to trade receivables are limited due to the fact that the Group has a large number of customers, which are widely dispersed. Accordingly, management believes that there is no additional credit risk beyond the amount already provided for expected collection losses inherent in the Group's trade receivables.

16.   PREPAYMENTS AND OTHER RECEIVABLES

                                                   GROUP                 COMPANY
                                            ------------------     ------------------
                                              2005       2004       2005       2004
                                            RMB'000    RMB'000     RMB'000    RMB'000
                                            -------    -------     -------    -------
Other receivables                           211,969    211,068     196,793    178,945
Less: Provision for
       doubtful accounts*                   (71,717)   (57,038)    (71,717)   (55,504)
                                            -------    -------     -------    -------

Other receivables, net                      140,252    154,030     125,076    123,441
Prepayments                                  30,355     62,543      25,869     55,892
                                            -------    -------     -------    -------

                                            170,607    216,573     150,945    179,333
                                            =======    =======     =======    =======

* Included in the provision balance was an amount of approximately RMB31,365,000 which had been set up by the Company in prior years in order to provide against the potential recoverability losses associated with a deposit placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative ("Li Cheng"), at a principal of the same amount ("the Deposit"). The Company has been unable to recover the Deposit upon its maturity from Li Cheng and the Company then initiated several legal proceedings to enforce the recovery but without success. Accordingly, 50% of the outstanding balance had been provided for doubtful debts at approximately RMB15,817,500 in 2002. The remaining balance of the outstanding principal at approximately RMB15,817,500 was also provided for as doubtful debts in 2004.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      Other receivables mainly represent miscellaneous deposits and receivables arising from services other than the main railway transportation services undertaken by the Group. Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

17.   RESTRICTED CASH

      Restricted cash represents the employees housing fund that the Company has set up pursuant to applicable government policies and regulations for the benefits of its employees and the Company administers on behalf of them. Such benefits are provided at 7% of the aggregate salaries of the employees residing in Guangzhou area or along the Guangzhou-Shenzhen rail-line route and at 13% of the aggregate salaries of the employees residing in Shenzhen area. The money was deposited in designated bank accounts under the names of the respective employees. The Company does not have any right to use the funds for purposes other than making housing welfare payments upon requests made from the respective employees.

18.   SHORT-TERM DEPOSIT

      Short-term deposits with original maturities ranging from three months to one year are held for investment purpose and stated at amortised cost.

                                                            GROUP AND COMPANY
                                                           -------------------
                                                             2005      2004
                                                   Note    RMB'000    RMB'000
                                                  ------   -------   ---------
Time deposits with maturities over three months
   in banks                                         (a)    598,131   1,211,309
Time deposits with maturities over three months
   in the deposit-taking centre of MOR
   ("MOR Depositing-taking Centre")                 (b)    168,000     168,000
                                                           -------   ---------

                                                           766,131   1,379,309
                                                           =======   =========

      (a) Time deposits with maturities over three months in banks consist of short-term deposits denominated in RMB, Hong Kong dollars ("HK$"), and US dollars ("USD") (2004: RMB, HK$ and USD) with original maturities of six months placed with banks in the PRC. The annual interest rate of RMB deposits was 2.07% (2004: 1.71% to 2.07%); 1.2% (2004: 1.2%) for HK$ deposits; and LIBOR plus floating rate ranging from -0.2% to 0% (2004: LIBOR plus floating rate ranging from -0.2% to 0%) for USD deposits. Total interest income derived from these deposits amounted to approximately RMB7,968,000 for the year ended December 31, 2005 (2004: approximately RMB15,015,000).

      (b) Time deposits with maturities over three months were maintained in the MOR Deposit- taking Centre, which has been licensed by the People's Bank of China to engage in deposit taking activities in the PRC for companies under its control. The balances consist of short-term deposits denominated in RMB (2004: RMB) with original maturities of six months (2004: one year). The annual interest rate was 2.07% in 2005 (2004: 1.98%). Total interest income derived from these deposits amounted to approximately RMB2,885,000 (2004: approximately RMB3,098,000) for the year ended December 31, 2005 (see also Note 33(b)).

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

19.   SHARE CAPITAL

      As of December 31, 2005, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

                                     NUMBER OF    NOMINAL
                                      SHARES       VALUE      PERCENTAGE OF
                                       '000       RMB'000     SHARE CAPITAL
                                     ---------   ---------    --------------
Authorised, issued and fully paid:
   State-owned domestic shares       2,904,250   2,904,250                67%
   H shares                          1,431,300   1,431,300                33%
                                     ---------   ---------    --------------

                                     4,335,550   4,335,550               100%
                                     =========   =========    ==============

      On November 15, 2004 the Company and Guangzhou Railway Group Yangcheng Railway Company (The "Vendor"), a wholly owned subsidiary of the Parent Company, have entered into an agreement (the "Acquisition Agreement") for the acquisition of the railway transportation business between the rail route of Guangzhou and Pingshi currently operated by the Vendor and the assets and liabilities relating to such business (the "Acquisition"). The consideration for the acquisition was determined to be RMB10,264,120,700 (the "Consideration"), subject to confirmation obtained from the relevant PRC authorities and certain adjustments to be made according to the terms of the Acquisition Agreement.

      The Company intends to finance the payment of the Consideration with the proceeds of a public offering of its A shares to be issued with any shortfall being financed by internal resources and/or bank borrowings. The A shares so issued are intended to be listed on the Shanghai Stock Exchange of the PRC. In connection therewith, the Company applied to the relevant authorities in China for the issue and allotment of not more than
      2.75 billion shares of A shares and submitted its application proposal relating to the offering to the China Securities Regulatory Commission (the "CSRC") on December 31, 2004 (the "A Share Offer").

      In addition to the Acquisition Agreement, the Company has entered into various agreements in respect of leasing of equipment and provision of services with the Parent Company or the Vendor (the "Related Party Agreements"). Such agreements shall only be effective upon the completion of the acquisition and shall replace all the existing agreements of similar nature enacted among the parties (see Note 33(b) for details).

      On December 30, 2004, the Acquisition, the A Share Offer and the Related Party Agreements were approved by the shareholders of the Company in shareholders meetings. Such approval was further renewed in shareholders meetings held on January 20, 2006.

      The completion of the Acquisition Agreement is conditional upon the fulfilment of, among other things, the following remaining conditions: (1) the formal approval of the relevant authorities or bodies in relation to the A Share Issue being obtained; (2) the A Share Issue having completed and raised an amount of not less than 65% of the consideration; (3) the approval of the relevant government bodies responsible for the supervision and management of state owned assets in relation to the Vendor's proposal on disposal of state-owned assets being obtained; and (4) the approval of the National Development and Reform Committee in relation to the price determination for passenger and freight railway transportation services between Guangzhou and Pingshi being obtained.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      Save for condition (2) which can be waived by the Company, none of the above conditions can be waived. If the above conditions are not fulfilled within 2 years from the date of signing of the Acquisition Agreement on November 15, 2004, the Acquisition Agreement shall lapse and no party shall have any liability there under. In the event that any party rescinds the Acquisition Agreement for whatever reason after the A Share Issue has been completed, it is expected that the Company will retain the proceeds from the A Share Issue for the use of general working capital financing.

      As of the date of approval of the Financial Statements, none of the conditions in the Acquisition Agreement stated above had been fulfilled and accordingly, the Acquisition as well as the A Share Offer had not been completed. Cumulative professional costs specifically incurred for the transactions up to December 31, 2005 amounting to approximately RMB27,007,000 (2004: RMB14,035,000) were presented as share issuance costs as a debit balance in the reserves of the Group.

20.   RESERVES

      According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit attributable to shareholders after tax as indicated in the Company's statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) and 5% to 10% (as determined by the directors) of its profits for the statutory public welfare fund before making any distribution of the profit attributable to the shareholders in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve provided it is approved by a resolution passed in a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders' general meeting under specific circumstances.

      When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve or the statutory public welfare fund.

      The statutory public welfare fund is to be utilised for constructing or acquiring capital assets such as dormitories and other housing facilities for the employees of the Company and it cannot be used to pay for any other employee welfare expenses. Title of these capital assets constructed or acquired will be retained by the Company.

      The statutory surplus reserve, the discretionary surplus reserve and the share premium account may be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders' general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      For the years ended December 31, 2005 and 2004, the directors proposed the following appropriations to reserves of the Company:

                                                  2005                   2004
                                         --------------------   --------------------
                                         Percentage   RMB'000   Percentage   RMB'000
                                         ----------   -------   ----------   -------
Statutory surplus reserve                        10%   61,060           10%   59,071
Statutory public welfare fund                     5%   30,530            5%   29,535
                                         ----------   -------   ----------   -------

                                                       91,590                 88,606
                                                      =======                =======

      In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lowest of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. As the Statutory Financial Statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from the amounts reported in the statement of changes in shareholders' equity prepared under IFRS contained in the Financial Statements.

      As of December 31, 2005, the reserve of the Company available for distribution was approximately RMB723,823,000 (2004: approximately RMB686,489,000, as restated).

21.   TRADE PAYABLES

      The aging analysis of trade payables was as follows:

                                                  GROUP                 COMPANY
                                         --------------------   --------------------
                                            2005       2004        2005        2004
                                          RMB'000     RMB'000     RMB'000    RMB'000
                                         ----------   -------   ----------   -------
Within 1 year                               114,651    36,502       65,301    29,547
Over 1 year but within 2 years                3,696       333        1,123         7
Over 2 years but within 3 years                 360       301           14       167
                                         ----------   -------   ----------   -------

                                            118,707    37,136       66,438    29,721
                                         ==========   =======   ==========   =======

22.   ACCRUALS AND OTHER PAYABLES

                                                  GROUP                 COMPANY
                                         --------------------   --------------------
                                            2005       2004       2005        2004
                                          RMB'000     RMB'000    RMB'000     RMB'000
                                         ----------   -------   ----------   -------
Advance for construction
   projects carried out
   for customers                            113,038   127,411       91,397   102,249
Accrued expenses                             23,941    74,173       23,905    74,173
Salary and welfare payables                  17,872    24,257       17,176    23,000
Other payables*                             357,069   213,647      370,092   206,903
                                         ----------   -------   ----------   -------

                                            511,920   439,488      502,570   406,325
                                         ==========   =======   ==========   =======

* Other payables mainly represent the housing fund (mentioned in Note 17) which the Company managed on behalf of the employees and various miscellaneous payable balances and deposits received from others in the daily operations of the Group.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

23.   PROFIT FROM OPERATIONS

      The following items have been (credited)/charged in arriving at profit before income tax:

                                                                2005          2004
                                                              RMB'000       RMB'000
                                                              -------       -------
CREDITING
Interest income (included in other income, net)               (53,409)      (42,384)
Investment loss/(income) (included in other income, net)        8,302        (3,273)

CHARGING
Employee benefits expenses (Note 24)                          640,925       639,284
Cost of materials and supplies                                387,151       341,171
Repair costs, excluding material and suppliers                263,415       216,294
Depreciation of fixed assets (Note 6)                         328,355       336,089
Loss on disposal of fixed assets                               26,508           234
Amortisation of leasehold land payments (Note 8)               15,581        15,704
Provision for doubtful accounts (Notes 15, 16)                  9,740        18,750
Operating lease rentals of locomotive,
  machinery and equipment                                     168,875       168,645
Amortisation of deferred staff costs (Note 13)                 15,090        15,092
Auditors' remuneration                                          3,400         3,200

24.   EMPLOYEE BENEFIT EXPENSES

                                                                2005          2004
                                                              RMB'000       RMB'000
                                                              -------       -------
Wages and salaries                                            302,508       282,980
Provision for staff welfare and bonus                         270,623       255,644
Contributions to a defined contribution pension scheme
  (Note a)                                                     52,949        42,950
Medical and other employee benefits (Note b)                   14,845        57,710
                                                              -------       -------

                                                              640,925       639,284
                                                              =======       =======

      (a)   PENSION SCHEME

            All the full-time employees of the Group were formerly covered by a defined-contribution pension scheme operated by the Parent Company pursuant to the provisions of a circular issued by the Parent Company dated October 24, 1995. The Group was required to pay to the Parent Company an amount equivalent to 19% of the basic salary and certain amounts of bonus payments of the employees as contributions made for their pension benefits. In another circular issued by the Parent Company dated December 21, 2000, the rate of contribution was revised to 18%. The Parent Company was to be held responsible to honour the retirement benefits of the employees.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

            Since April 2002, the ultimate pension liability of the employees has come under the management of the local government authority. The central government of the PRC is responsible for all retirement benefits of the employees. For administrative purposes, the Group was required to continue to make contributions to the Parent Company for the employees' pension benefits during a transition period from April 2002 to November 2004, and the Parent Company in turn paid such contributions to the relevant government authority on behalf of the Company. From November 2004 onwards, the Group began to pay all the related contributions directly to the relevant government authority.

      (b)   MEDICAL AND OTHER EMPLOYEE BENEFITS

            An one-off payment amounting to approximately RMB35,000,000 was made by the Group in the year ended December 31, 2004 for the settlement of medical insurance premiums for its employees in accordance with the implementation of a set of revised government policies. The pronouncement of the policies was made as a result of a reform of the PRC medical insurance system in that year.

      (c)   DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

            The remuneration of every Director for the year ended December 31, 2005 is set below (in Renminbi Yuan):

                                               2005
                       --------------------------------------------------------
                                                        EMPLOYER'S
                                                       CONTRIBUTION
                                                        TO PENSION                  2004
NAME OF DIRECTOR        FEES      SALARY     BONUS        SCHEME        TOTAL       TOTAL
------------------     -------    ------    -------    ------------    --------    -------
DIRECTORS
Wu, JunGuang            13,020        --         --              --      13,020     13,000
Feng, QiFu                  --        --         --              --          --    242,720
Li, KeLie               13,020    26,316    289,578           3,558     332,472     51,443
Li, Peng                 4,200    11,382     89,418           1,380     106,380    220,502
Yang, JinZhong           5,040    20,545     75,440           2,050     103,075         --
Li, QingYun              8,400    21,828    230,960           2,862     264,050    220,084
Wu, HouHui               9,240        --         --              --       9,240     10,000
Wen, WeiMing             9,240        --         --              --       9,240     10,000
Hu, LingLing             9,240        --         --              --       9,240     10,000
Chang Loong Cheong     120,622        --         --              --     120,622    140,344
Deborah Kong           120,622        --         --              --     120,622    140,344
Wilton Chau            120,622        --         --              --     120,622     48,940

SUPERVISORS
Yao, MuMing              9,240        --         --              --       9,240      9,000
Chen, YongBao            9,240        --         --              --       9,240     10,000
Tang, DingHong           7,560    26,964    279,312           3,696     317,532    275,692
Zhao, GenRong               --        --         --              --          --     10,000
Yang, RongJiu               --        --         --              --          --    101,132
Chen, YunZhong           7,560    24,804    225,306           3,378     261,048    219,422
Wang, JianPing           7,560    23,772    224,706           3,030     259,068    217,656
Lu, XiMei                   --    22,526     48,142           2,872      73,540         --

            No directors and senior management waived or agreed to waive any emoluments during the year.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      (d)   FIVE HIGHEST PAID INDIVIDUALS

            The five individuals whose emoluments were the highest in the Group for the year include three (2004: three) directors and two (2004:
            two) supervisors whose emoluments are reflected in the analysis presented above.

            During the year, no emoluments (2004: Nil) were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office.

            The emoluments paid to the five highest paid individuals are all to directors and supervisors of the Company (2004: same). The emolument range is in the band of Nil to HK$1,000,000 (equivalent to RMB1,060,000) (2004: same).

25.   FINANCE COSTS

                                                                2005          2004
                                                              RMB'000        RMB'000
                                                              --------       --------
Interest expenses incurred for current account balances
  maintained with related parties
  wholly repayable within five years                               654            667
Bank charges                                                       323            106
Net foreign exchange losses (Note 3(a))                         21,761            363
                                                                ------          -----

                                                                22,738          1,136
                                                                ======          =====

26.   INCOME TAX EXPENSE

      Enterprises established in the Shenzhen Special Economic Zone of the PRC are subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed in 1996 that the Company is subject to such reduced income tax rate of 15% from that year onwards. Accordingly, the enacted income tax rate of the Company for the year ended December 31, 2005 was 15% (2004: same).

      According to the relevant income tax laws of the PRC, the subsidiaries of the Group are subject to income tax rates of 15% or 33%, mainly depending on the places of incorporation/establishment.

      Up to the date of approval of the IFRS Financial Statements, the directors of the Company had not been informed of any changes in the enterprise income tax treatment applicable to the Group.

                                      2005             2004
                                    RMB'000          RMB'000
                                    --------         --------
Current income tax                   121,832          110,625
Deferred income tax (Note 12)        (17,584)         (12,252)
                                     -------          -------

                                     104,248           98,373
                                     =======          =======

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

                                                                 2005           2004
                                                               RMB'000         RMB'000
                                                              ---------       ---------
Profit before tax                                               716,618         665,111
                                                               ========         =======

Tax calculated at a statutory rate of 15% (2004: 15%)           107,493          99,767
Tax effect of expenses that are not deductible in
  determining taxable profit:
  Effect of different tax rates of certain subsidiaries           1,111           2,123
  Tax losses for which no deferred
    tax asset was recognised                                      2,992           1,818
  Expenses not deductible for tax purposes                        3,211           4,069
  Differences in depreciation charges of
    fixed assets reported in the Statutory
    Financial Statements                                          1,733              --
  Provision of deferred tax for adjustments made
    to carrying values of fixed assets                          (12,292)             --
  Deferred tax benefits resulting from provision
    for doubtful debts                                               --          (9,404)
                                                               --------         -------

Income tax expense                                              104,248          98,373
                                                               ========         =======

      The weighted average applicable tax rate was 14.5% (2004: 14.8%).

27.   PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

      The profit attributable to equity holders of the Company for the year at approximately RMB599,569,000 (2004: RMB579,878,000, as restated).

28.   EARNINGS PER SHARE

      The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB613,368,000 (2004: RMB567,484,000), divided by the weighted average number of ordinary shares outstanding during the year of 4,335,550,000 shares (2004: 4,335,550,000 shares). No diluted earnings per share were presented as there were no dilutive potential ordinary shares as of year end.

29.   DIVIDENDS

                                                                 2005           2004
                                                               RMB'000         RMB'000
                                                              ---------       ---------
Final, proposed, of RMB0.12 (2004: RMB0.11)
   per ordinary share                                           520,266         476,911
                                                                =======         =======

      At a meeting of the directors held on March 20, 2006, the directors proposed a final dividend of RMB0.12 per ordinary share for the year ended December 31, 2005. This proposed dividend has not been reflected as a dividend payable in the Financial Statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2006.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

30.   CASHFLOW GENERATED FROM OPERATION

      (a) RECONCILIATION FROM PROFIT ATTRIBUTABLE TO SHAREHOLDERS TO CASH GENERATED FROM OPERATIONS:

                                                         2005           2004
                                                       RMB'000        RMB'000
                                                      ----------     ---------
Profit for the year                                      612,370       566,738
Adjustments for:
  Income tax expense                                     104,248        98,373
  Depreciation of fixed assets (Note 6)                  328,355       336,089
  Amortisation of leasehold land payments (Note 8)        15,581        15,704
  Loss on disposal of fixed assets                        26,508           234
  Amortisation of deferred staff costs (Note 13)          15,090        15,092
  Share of losses of associates (Note 10)                 19,949        12,119
  Provision for doubtful accounts (Note 15, 16)            9,740        18,750
  Interest expenses                                          654         1,030
  Interest income                                        (53,409)      (42,384)
                                                       ---------     ---------

Operating profit before working capital changes        1,079,086     1,021,745
  Increase/(decrease) in trade receivables                 5,198       (26,038)
  Increase in materials and supplies                      (4,351)      (21,910)
  Decrease in prepayments and other current assets        31,286         3,998
  Decrease in due from Parent Company                     43,518            --
  Decrease in due from related parties                    11,274       143,857
  Decrease in due from associates                            398            29
  Increase in trade payables                              81,571        21,647
  Decrease in due to Parent Company                      (24,617)      (12,613)
  Increase in due to related parties                     224,455        51,516
  Increase in accrued expenses and other payables         23,707       139,619
                                                       ---------     ---------

  Cash generated from operations                       1,471,525     1,321,850
                                                       =========     =========

      (b)   ANALYSIS OF THE BALANCE OF CASH AND CASH EQUIVALENTS

                                                          2005          2004
                                                        RMB'000       RMB'000
                                                       ---------     ---------
Cash at MOR Deposit-taking Centre (Note i)               628,746       862,508
Cash at bank and in hand                                 113,382        97,632
Short-term deposits with maturities
  no more than three months (Note ii)                    370,000        84,489
                                                       ---------     ---------

Cash and cash equivalents                              1,112,128     1,044,629
                                                       =========     =========

      Note i: The amount of approximately RMB628,746,000 (2004: RMB 862,508,000) was deposited with the MOR Deposit-taking Centre at an annual interest rate of 0.72% (2004: 0.72%), which is commensurate with the prevailing interest rates offered by banks in the PRC.

      Note ii: Short term time deposits with maturities no more than three months consist of deposits denominated in RMB (2004: RMB and USD). The effective interest rate of RMB deposits is 1.71% (2004: 1.71%) while the effective interest rate of USD deposits was 2.73% in 2004. These deposits have an average maturity of 90 days.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

31.   CONTINGENCY

      There were no significant contingent liabilities as at the date of approval of the Financial Statements.

32.   COMMITMENTS

      (a)   CAPITAL COMMITMENTS

            As of December 31, 2005, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

                                                             2005         2004
                                                           RMB'000      RMB'000
                                                          ---------    ---------
Authorised but not contracted for                         3,985,253      451,500
                                                          =========      =======

Contracted but not provided for                           3,331,311      693,828
                                                          =========      =======

            A substantial amount of these commitments is related to the construction of the fourth rail- line of the Company ("Fourth Rail-Line") and purchase of new locomotives.

      (b)   OPERATING LEASE COMMITMENTS

            Total future minimum lease payments under non-cancellable operating leases were as follows:

                                                            2005         2004
                                                           RMB'000      RMB'000
                                                          ---------    ---------
Machinery and equipment
   --  not more than one year                                75,375      108,000
   --  more than one year but not more than five years           --       75,375
                                                             ------      -------

                                                             75,375      183,375
                                                             ======      =======

      (c)   COMMITMENTS UNDER THE ACQUISITION AGREEMENT

            Please refer to Note 34 for details.

33.   RELATED PARTY TRANSACTIONS

      Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

      The Company is controlled by the Parent Company, which is a subsidiary of MOR and is ultimately controlled by the PRC government. The PRC government also controls a significant portion of the productive assets and entities in the PRC. In accordance with the requirements of IAS 24, Related Party Disclosures, all other state controlled enterprises and their subsidiaries, other than the Parent Company, MOR and fellow subsidiaries and associates, are also defined as related parties of the Company ("Other State-owned Companies").

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      For the purpose of related party transactions disclosure, the Group has identified, to the extent practicable, those corporate customers and suppliers which are state-owned enterprises based on their immediate ownership structure. It should be noted, however, that substantially all of the Group's business activities are conducted in the PRC and the influence of the PRC government in the Chinese economy is pervasive. In this regard, the PRC government indirectly holds interests in many companies. Many state-owned enterprises have multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests. Such interests, however, would not be known to the Group and are not reflected in the disclosures below. In addition, a portion of the Group's services provided are of a retail nature to end users, which include transactions with the employees of state-owned enterprises on corporate business, their key management personnel and close family members. These transactions are carried out on normal commercial terms that are consistently applied to all customers. Due to the vast volume and the pervasiveness of these transactions, the Group is unable to determine the aggregate amount of these transactions for disclosure. Therefore, the revenue from provision of services disclosed below does not include retail transactions with these related parties. However, the Group believes that meaningful information relating to related party disclosures has been adequately disclosed.

      (a) The Group had the following material related parties:

NAME OF RELATED PARTIES                                  RELATIONSHIP WITH THE COMPANY
------------------------------------------------        --------------------------------
HOLDING COMPANY AND FELLOW SUBSIDIARIES
Guangzhou Railway (Group) Company                       Parent Company
Ministry of Railways ("MOR") of the PRC                 The ultimate Parent Company
Guangzhou Railway Group Yang Cheng                      Subsidiary of the Parent Company
  Railway Company ("Yangcheng")
Guangmeishan Railway Company Limited                    Subsidiary of the Parent Company
  ("Guangmeishan")
Guangzhou Railway (Group) Guangshen                     Subsidiary of the Parent Company
  Railway Enterprise Development Company
  (the Predecessor as defined in Note 1, "GEDC")
Guangzhou Railway Material Supply Company               Subsidiary of the Parent Company
Guangzhou Railway Engineer Construction                 Subsidiary of the Parent Company
  Enterprise Development Company
  ("Engineer Construction Enterprise")
Guangzhou Guangtie Huake Technology                     Subsidiary of the Parent Company
  Service Company ("Guangtie Huake")
MOR's Railroad Deposit-taking Centre                    Subsidiary of MOR

ASSOCIATES OF THE GROUP
Guangzhou Tiecheng Enterprise Company Limited           Associate of the Company
Zengcheng Lihua Stock Company Limited                   Associate of the Company
Guangzhou Tielian Economy Development                   Associate of the Company
  Company Limited
Guangzhou Huangpu Yuehua Freight                        Associate of the Company
  Transportation Company Limited

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

OTHER STATE-OWNED COMPANIES
Shenyang Train Class Company
Puzhen Train Company
Changchun Tracks and Equipment Company
Sifang Passenger Trains Repair Stock Company
Qixuyan Locomotive and Carriages Company
Dalian Locomotives and Carriages Company
Chengdu Materials Company
Liuzhou Wood Company
Hengyang Mechanism Company
Construction Technique Company of China
Nanfang Railway Repair Center
The Fourth Railway Reconnaissance Design House
Railway Construction Bureaus (including Third bureau,
  Seventh bureau, Eleventh bureau,
  Thirteenth bureau and others)
The Forth Construction Bureau of China

      (b) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

                                                                  2005            2004
RECURRING TRANSACTIONS:                                          RMB'000         RMB'000
--------------------------------------------------------        ---------       ---------
Transactions with MOR and its related entities

I.     INCOME
       Provision of train transportation and
         related services to other
         railway companies controlled by MOR (i)                 (304,842)       (183,399)
       Revenue received, processed and allocated
         by MOR ((i) and (vi))
            --  long distance passenger transportation           (575,849)       (486,825)
            --  cargo forwarding railway usage fees              (123,763)       (128,962)
       Interest income received/receivable from MOR
         Deposit-taking Centre (see Notes 18 and 30(b))            (5,530)         (6,111)

II.    CHARGES AND PAYMENTS:
       Services charges allocated from MOR
         for train transportation and
         related services offered by other railway
         companies controlled by MOR ((i) and (vi))               290,825         209,503
       Operating lease rentals paid/payable to MOR (i)             50,804          65,485
       Lease of locomotives and related services
         provided from Yangcheng (i)                                8,449          48,179
       Social services (employee housing, health care,
         educational and public security services and
         other ancillary services) provided by the GEDC
         under a service agreement (ii)                            78,227          94,246
       Purchase of materials and supplies from
         Guangzhou Railway Material Supply Company (iii)           73,146          65,998
       Interest expenses paid/payable
         to the Parent Company, net (iv)                              721             553

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

                                                                                  2005        2004
NON-RECURRING TRANSACTIONS:                                                      RMB'000     RMB'000
--------------------------------------------------------------------------     ---------   ---------
I.     TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES
       Disposal of an available-for-sale investment
         (See note 11)                                                           (121,854)         --
       Provision of repair and maintenance services by subsidiaries held
         by the Parent company (i)                                                 73,134      58,908
       Provision of construction management services by the Parent Company
         in connection with the construction of fixed assets of the Company (v)     6,194       5,300
       Provision of supplies and materials by subsidiaries
         of Parent Company (iii)                                                    5,249          --

II.    TRANSACTIONS WITH OTHER STATE-OWNED COMPANIES
       Provision of construction project and related
         service (iii)                                                          1,148,781     106,638
       Provision of repair and maintenance services (iii)                          75,867      55,125
       Provision of supplies and materials (iii)                                    5,977       5,604
       Purchase of fixed assets (iii)                                              55,803          --

      (i) The service charges are determined based on a pricing scheme set by MOR or made reference to current market prices with guidance provided by MOR.

      (ii) The service charges are levied based on contracted prices determined based on cost plus a profit margin.

      (iii) The prices are based on mutual negotiation between the contract parties with reference to guidance provided by MOR.

      (iv) Interest was calculated and levied based on the average balances due from/to Parent Company on a quarterly basis at the prevailing lending interest rates of bank loans borrowed from banks in the PRC.

      (v) Pursuant to the provisions of a construction management agreement and several supplementary agreements (collectively, the "Management Agreements") entered into with the Parent Company in 2004 and 2005, the Parent Company has undertaken to provide project management services to the Company on monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are substantially other State-owned Companies, employed for the construction of certain railway and railway stations of the Company, including the Fourth Rail- Line. The management service fees are determined based on the pricing scheme set by MOR.

      (vi) Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in cooperation with MOR and other railway companies owned and controlled by MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies and centrally collected and processed by MOR. Certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in connection with the provision of these services. On the other hand, the Company is also allocated by MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocations are determined by MOR based on its standard charges applied on a nationwide basis.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

(c) As of December 31, 2005, the Group and the Company had the following material balances maintained with related parties:

                                                                    GROUP                 COMPANY
                                                            ---------------------   ---------------------
                                                              2005        2004        2005        2004
                                                             RMB'000     RMB'000     RMB'000     RMB'000
                                                            ---------   ---------   ---------   ---------
Cash and cash equivalents maintained in MOR
  Deposit-taking Centre (see Note 30(b))                      628,746     862,508     612,423     820,595


Short-term time deposits in MOR
  Deposit-taking Centre (see Note 18)                         168,000     168,000     168,000     168,000


Due from/(to) the Parent
  Company (vi)                                                 15,636     (24,617)     17,431     (25,818)
                                                            ----------------------------------------------
     --  Trade balance (viii)                              |  (43,518)    (24,617)    (41,723)    (25,818)|
     --  Non-trade balance (vii)                           |                                              |
        (see Note 11)                                      |   59,154          --      59,154          -- |
                                                            ----------------------------------------------

Due from Other State-owned
  Companies included in
  prepayments for fixed assets                                 55,803          --      55,803          --

Due from associates
   --  Non-trade balance, before provision
     for doubtful debts
     (See Note 10)                                             12,423      12,821      12,412      12,412

Due from related parties-subsidiaries of
  Parent Company and MOR                                       64,670      56,064      60,274      53,914
                                                            ----------------------------------------------
     --  Trade balance (viii)                              |   25,257      36,531      23,173      36,531 |
     --  Non-trade balance (ix)                            |   39,413      19,533      37,101      17,383 |
                                                            ----------------------------------------------

Due to related parties                                      1,174,101     194,699   1,165,430     193,443
  (1)  Due to subsidiaries of
     Parent Company and MOR                                  (276,520)    (83,492)   (276,520)    (83,492)
                                                            ----------------------------------------------
        --  Trade balance (viii)                           | (276,520)    (83,492)   (276,520)    (83,492)|
                                                            ----------------------------------------------

  (2)  Due to Other State-owned
     Companies                                               (897,581)   (111,207)   (888,910)   (109,951)
                                                            ----------------------------------------------
        --  Trade balance (viii)                           |  (50,564)    (19,136)    (50,563)    (19,136)|
        --  Non-trade balance (ix)                         | (847,017)    (92,071)   (838,347)    (90,815)|
                                                            ----------------------------------------------

      (vii) As of December 31, 2005, the non-trade receivable balance maintained with the Parent Company was due to the unsettled consideration receivable from the Parent Company for the disposal of the Company's equity investment made in China Railcom mentioned in Note 11.

APPENDIX I                                  FINANCIAL INFORMATION OF THE COMPANY

      (viii) The trade balances due from/to the Parent Company, subsidiaries of the Parent Company and MOR and other State-owned Companies mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in (iv).

      (ix) The non-trade balances due to related parties mainly represented payables arising from unsettled fees for construction projects undertaken for the Group, purchase of fixed assets and provision of other services according to various service agreements entered into between the Group and the parties (see note (b) above).

      As of December 31, 2005, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand, except for those short-term deposits balances maintained with the MOR Deposit-taking Centre disclosed above.

34.   BANKING FACILITIES

      As at December 31, 2005, the Group had unutilized banking facilities of approximately RMB8,100,000,000 granted from certain banks (2004: approximately RMB8,000,000,000) which are designated for the construction of the Fourth Rail-Line mentioned in Note 32(a)).

35.   COMPARATIVE FIGURES

      The Group adopted new/revised/amended IFRS which are effective for accounting periods commencing on or after January 1, 2005. As mentioned in
      Note 2(1), this has resulted in changes to the presentation of certain account balances and comparative figures of 2004 have been reclassified. In addition, the Company also reclassified for 2004 certain cash amounts to restricted cash.

36.   APPROVAL OF FINANCIAL STATEMENTS

      The financial statements were approved by the board of directors on March 20, 2006.

APPENDIX II                                                              GENERAL

1.    RESPONSIBILITY STATEMENT

      This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.    INDEBTEDNESS

      As at the close of business on May 31, 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group did not have any mortgages, charges, debentures, loan capital, bank loans and overdrafts, debt securities or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances (other than normal trade bills) or acceptance credits, or any guarantees, or any other contingent liabilities outstanding.

3.    WORKING CAPITAL STATEMENT

      The Directors are of the opinion that, after taking into account the financial resources and banking facilities available to the Group and its internal generated funds, the Group has sufficient working capital to satisfy its requirements for at least the next twelve months from the date of this circular.

4.    DISCLOSURE OF INTERESTS

      (a) INTERESTS AND SHORT POSITIONS OF THE DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

            As at the Latest Practicable Date, there was no record of interests and short positions of the Directors, Supervisors or the chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests and short positions from any Director, Supervisor or the chief executive of the Company as required to be made to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Listing Rules. The Company has not granted to any of the Directors, Supervisors or the chief executive of the Company or their spouses or children under the age of 18 any right to subscribe for any Shares or debentures of the Company.

APPENDIX II                                                              GENERAL

      (b)   INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE
            SFO

            So far as is known to the Directors, Supervisors and the chief executive of the Company, as at the Latest Practicable Date, Shareholders (other than the Directors, Supervisors or the chief executive of the Company) who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which was recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

                                                                                     PERCENTAGE OF   PERCENTAGE OF
                             CLASS OF      NUMBER OF                      TYPE OF       CLASS OF      TOTAL SHARE
NAME OF SHAREHOLDER           SHARES      SHARES HELD        CAPACITY    INTEREST       SHARES (%)    CAPITAL (%)
-------------------          --------   ---------------    -----------   ---------   -------------   -------------
Guangzhou Railway            Domestic   2,904,250,000(L)    Beneficial   Corporate        100.00          66.99
 (Group) Company              Shares                             Owner

Sumitomo Life Insurance      H Shares      86,052,000(L)   Interest of   Corporate          6.01           1.98
 Company (Note)                                             controlled
                                                           corporation

Sumitomo Mitsui Asset        H Shares      86,052,000(L)    Investment   Corporate          6.01           1.98
 Management Company,                                           Manager
 Limited

Mondrian Investment          H Shares     114,106,000(L)    Investment   Corporate          7.97           2.63
 Partners Ltd.                                                 Manager

HSBC Halbis Partners         H Shares      88,556,000(L)    Investment   Corporate          6.19           2.04
 (Hong Kong) Limited                                           Manager

Merrill Lynch & Co., Inc.    H Shares     102,154,850(L)   Interest of   Corporate          7.14           2.36
                                                            controlled
                                                           corporation

      Note: As at the Latest Practicable Date, Sumitomo Life Insurance Company was deemed to be interested in 86,052,000 H Shares (representing approximately 6.01% of the total H Shares of the Company or 1.98% of the total share capital of the Company) held by the Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

            The letter "L" denoted a long position.

APPENDIX II                                                              GENERAL

            Save as disclosed in this circular, as at the Latest Practicable Date, so far as is known to the Directors, Supervisors and the chief executive of the Company, no other person had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO, or, who was, directly or indirectly, interested in 10% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

5.    INTERESTS IN CONTRACTS

      As at Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the date of this circular which is significant to the business of the Group.

6.    COMPETING BUSINESS INTERESTS OF DIRECTORS

      As at the Latest Practicable Date, none of the Directors, Supervisors or the chief executive of the Company and their respective associates had any interest in a business which competes or may compete with the business of the Group.

7.    LITIGATION

      So far as the Directors are aware, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

8.    MATERIAL ADVERSE CHANGE

      The Directors are not aware of any material adverse change in the financial or trading position of the Group since December 31, 2005, being the date to which the latest published audited financial statements of the Group were made up.

APPENDIX II                                                              GENERAL

9.    MATERIAL CONTRACTS

      To the best knowledge of the Directors having made all reasonable enquiries, the following contracts (other than contracts entered into in the ordinary course of business) have been entered into by the Group and are or may be material within the two years immediately preceding the date of this circular:

      (a) the conditional sale and purchase agreement dated November 15, 2004 entered into between the Company and Guangzhou Railway Group Yang Cheng Railway Company for the acquisition by the Company of the railway transportation business between Guangzhou and Pingshi; and

      (b) the purchase agreements dated May 30, 2005 made between, among others, the Company, Bombardier Transportation Sweden AB and Bombardier Sifang Power (Qingdao) Transportation Ltd. for the purchase by the Company of twenty sets of electric multiple units train for a total sum of RMB 2,583,001,182.50 (equivalent to approximately HK$2,483,654,983.17).

10.   MISCELLANEOUS

      (a) As at the Latest Practicable Date, none of the Directors or Supervisors had any direct or indirect interest in any assets which have since December 31, 2005 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

      (b) As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by any member of the Group within one year without payment of compensation, other than statutory compensation).

      (c)   The company secretary of the Company is Mr. Guo Xiangdong.

      (d) Mr. Choy Mun Kei, Kenneth, the accounting consultant of the Company and a practising member of the HKICPA, assists Mr. Yao Xiaocong, the chief accountant of the Company, in the discharge of the duties of the qualified accountant of the Company.

      (e) The registered address of the Company is at No.1052 Heping Road, Shenzhen, Guangdong Province, PRC, Postal Code: 518010.

APPENDIX II                                                              GENERAL

      (f) The English text of this circular shall prevail over the Chinese text, in case of any inconsistency.

11.   DOCUMENTS AVAILABLE FOR INSPECTION

      Copies of the following documents are available for inspection at 38/F, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours from the date of this circular up to and including July 31, 2006:

      (a)   the memorandum and articles of association of the Company;

      (b) the material contracts referred to in the paragraph headed "Material Contracts" in this appendix;

      (c) the consolidated audited financial statements of the Company and its subsidiaries for each of the two years ended December 31, 2005; and

      (d) a copy of the circular of the Company dated May 12, 2006 in respect of a proposed change of Directors and Supervisors.